93b498 29915



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)
For the fiscal year ended December 31, 2002

2

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ________ to ________

Commission file number 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674



03025131

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2002 and 2001, supplemental schedules for the year ended December 31, 2002, and Independent Auditors' Report.

Exhibits

23	Independent Auditors' Consent
99(a)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99(b)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

SIGNATURE

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 27, 2003

BY: ____________________
Thomas J. Block
Chairman of the Retirement Board of
The Dow Chemical Company

The Dow Chemical Company Employees' Savings Plan

Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedules as of and for the Year Ended December 31, 2002 and Independent Auditors' Report

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 400
3320 Ridgecrest Drive
Midland, Michigan 48642-5859

Tel: (989) 631-2370
Fax: (989) 631-4485
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Dow Chemical Company
Employees' Savings Plan
Midland, Michigan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 16, 2003

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value:		
Pooled Funds	$1,316,450,452	$1,663,678,606
The Dow Chemical Company common stock:		
Dow Stock Fund	699,565,413	770,040,461
ESOP Fund (including unallocated shares of $185,601,480 and $276,357,220 in 2002 and 2001, respectively)	625,979,296	775,596,050
Temporary investments	91,953,878	131,636,093
Participant loans	84,936,064	102,519,951
Investment contracts—at contract value	1,579,268,204	1,480,849,594
Total investments	4,398,153,307	4,924,320,755
Receivables:		
Employer contributions	116,228	2,633,406
Employee contributions	2,983,388	2,949,862
Interest—dividends and other	17,253,228	18,326,399
Total receivables	20,352,844	23,909,667
Total assets	4,418,506,151	4,948,230,422
LIABILITIES:		
Other payables	24,565,433	18,020,526
Notes payable	60,851,254	90,343,446
Total liabilities	85,416,687	108,363,972
NET ASSETS AVAILABLE FOR BENEFITS	$4,333,089,464	$4,839,866,450

See notes to financial statements.

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Contributions:		
Employer	$ 54,381,587	$ 46,129,706
Employees	157,315,742	106,346,811
Total contributions	211,697,329	152,476,517
Plan mergers		2,417,853,596
Total additions	211,697,329	2,570,330,113
DEDUCTIONS:		
Investment loss (income):		
Plan interest in The Dow Chemical Company Master Investment Trust investment income		(36,158,957)
Net depreciation in fair value of investments	501,640,087	264,336,223
Dividends	(60,311,165)	(21,537,959)
Interest	(85,145,300)	(42,505,129)
Net investment loss	356,183,622	164,134,178
Distributions and withdrawals	354,336,602	145,158,219
Interest expense	7,154,097	6,349,560
Administrative expenses	799,994	1,349,762
Total deductions	718,474,315	316,991,719
NET (DECREASE) INCREASE	(506,776,986)	2,253,338,394
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	4,839,866,450	2,586,528,056
End of year	$4,333,089,464	$4,839,866,450

See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

On February 1, 2001, The Dow Chemical Company (the "Company" or "Dow") Salaried Employees' Savings Plan changed its name to The Dow Chemical Company Employees' Savings Plan (the "Plan") as a result of the merger with other affiliated companies' 401(k) plans. On December 27, 2001, the Plan merged with The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (see Note 8).

The following description of the Plan provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), and covers any person who is or becomes a regular employee of the Company, or of certain of the Company's subsidiaries. A Union Carbide Corporation ("UCC") participant is entitled to a Company matching contribution upon contribution to the Plan; other participants are not entitled to a Company matching contribution or any Company discretionary contributions until the participant completes one year of eligibility service. A Dow salaried or ANGUS Chemical Company ("ANGUS") hourly participant is eligible to receive an Employee Stock Ownership Plan ("ESOP") mandatory contribution when employed through December 31 of any given year. The determination of eligibility service for any individual who is covered under a collective bargaining agreement and who subsequently becomes a salaried employee is based on the original hire date. The Retirement Board administers the Plan.

Employee Contributions—Plan participants generally may elect to contribute from 1% to 19%, depending on the participant's base pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 19% of base pay in 1/2% increments, with a 1% minimum contribution. The maximum yearly gross compensation contribution made through payroll deductions was $11,000 and $10,500 in 2002 and 2001, respectively. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed.

Company Contributions—Company contributions to the Plan are comprised of the ESOP mandatory contribution and a matching contribution. The ESOP mandatory contribution guarantees each Dow salaried and ANGUS hourly participant a total contribution of at least 1% of their annual base pay. The ESOP Trustee releases the shares of common stock of the Company to Plan participants based on principal and interest repayments of the notes. If the release of Company common stock results in a contribution to Plan participants of less than 1% of base salary, an additional contribution of Company common stock will be made. No mandatory contributions were required for the years ended December 31, 2002 and 2001.

Dividends on the shares of stock held by the ESOP are used to meet principal and interest obligations of the ESOP notes. For the years ended December 31, 2002 and 2001, dividend income of the common stock was not adequate to offset the interest and principal payments of the notes of the ESOP Fund. Accordingly, ESOP Company contributions of $6,847,738 and $5,452,734 were made in 2002 and 2001, respectively.

The Company matching contribution is calculated as 50% of the first 6% of annual base pay deferrals in 2002 and 2001 for Dow salaried participants and 75% of the first 7.5% of compensation for UCC participants, and is made each pay period based on Plan participants' contributions during that pay period. Company contributions made to UCC participants are made only as matching contributions and are made exclusively in ESOP common stock. Beginning July 1, 2002, Company contributions were made in ESOP common stock, except those for certain employees subject to bargaining agreements which are made in cash.

Temporary Investments—Temporary investments are investments in short-term money market funds in the respective investment funds.

Restricted Stock—Participant balances in the Dow Stock Fund included in the Plan can be a combination of restricted and non-restricted funds. Company mandatory contributions to the ESOP Fund, including any stock rolled over from predecessor plans, are restricted and cannot be transferred to other funds. However, upon attaining age 50, a participant has the option of transferring the restricted stock into any fund with the exception of the Dow Stock Fund. Such transfers of restricted stock ESOP Fund in the are limited to 1% increments under the following transfer schedules:

Age	Stock Eligible for Transfer
50 - 54	Up to 25% of the account balance each year
55 - 59	Up to 50% of the account balance each year
60 & Over	Up to 100% of the account balance each year

For UCC participants who terminated employment at any age or retired prior to January 1, 2002, 100% of their account is immediately diversifiable, in accordance with Internal Revenue Service ("IRS") regulations.

Account Valuation—Participant account balances reflect the total contributions made to the Plan by the employee and the Company, plus investment results (which are allocated on a pro rata basis) less expenses and withdrawals.

Vesting—Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company matching contribution and investment earnings. Dow salaried or ANGUS hourly participants who terminate employment before December 31 for any reason other than retirement, disability or death do not receive the ESOP mandatory contribution. Participants who transfer from the Company's employment or from a participating employer to a subsidiary of the Company which is at least 50% owned by the Company and which is not a participating employer will participate in the ESOP mandatory contribution for the Plan in the year of the transfer.

***Benefits Distribution*—**Benefits are generally distributable upon termination of employment as a lump sum payment or may be deferred until any future date. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligibility service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by IRS regulations), participants may withdraw up to 100% of their employee contributions account balance.

***Participant Loans*—**Active participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum loan of $1,000. Plan loans are limited to the smaller of:

- 50% of the total account balance, or
- $50,000 less the highest outstanding loan balance in the preceding 12 months.

Loan repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 54 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for loans for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the loan. This rate is equal to the prime rate as listed in the Wall Street Journal-Eastern Edition on the last day of each calendar quarter before the loan is processed (February 2, 2001 forward) or the prime rate as listed by Bankers Trust Company in New York ("Bankers Trust") on the last working day of the month before the day the loan is processed (April 1, 1999 through February 2, 2001). The range of rates on loans outstanding at December 31, 2002 and 2001 was 4.75% to 11%.

***Administration*—**Administrative expenses of the trustee are charged to the Plan. Prior to February 1, 2001, the net assets of the Master Trust for the Plan and the Dow Hourly Employees' Savings Plan ("Hourly Plan") were held by Bankers Trust who acted as independent trustee and custodian for all of the investments in the Master Trust. Bankers Trust managed certain Plan investments in the Master Trust, such as shares of commingled funds, a directed cash fund account, and a synthetic guaranteed investment contract managed by Deutsche Bank, the parent corporation of Bankers Trust. On February 2, 2001, the net assets of the Master Trust were transferred to Fidelity Management Trust Company ("Fidelity") (see Note 3).

Prior to January 2, 2002, the assets for the UCC plan were held by Manufacturers Hanover Trust Company and the assets of the ESOP Trust for the Plan were held by State Street Bank and Trust Company ("State Street"). On January 2, 2002, the assets of the UCC plan and the ESOP Trust were transferred to Fidelity. Fidelity manages certain Plan investments, such as shares of commingled funds.

All transactions with Bankers Trust, Fidelity, Manufacturers Hanover Trust Company, and State Street qualify as party-in-interest transactions.

***Amendment or Termination*—**The Plan does not have an expiration date. The Company's Board of Directors, however, may at any time terminate, amend or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements for the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income are recorded when earned.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in common stock and various investment instruments including pooled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investments—Investments of the Plan consisting of common stock of The Dow Chemical Company and pooled funds are stated at fair value based upon quoted market prices. Investments in investment contracts are stated at contract value. Common stock is stated at fair value based on the quoted market value of such securities at year-end. Temporary investments and participant loans receivable are stated at cost which approximates fair value.

Investments of the Interest Income Fund included in the Plan consist of unallocated contracts with insurance companies, bank Guaranteed Investment Contracts ("GICs"), and synthetic investment contracts (see Notes 4 and 5). Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Plan) rather than a separate account of the contract issuer. Investment contracts included in the Plan other than the synthetic arrangements are subject to fixed interest rates. The synthetic investment contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly or quarterly, depending on the contract, and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2002 and 2001 was approximately 5.5% and 5.9%, respectively.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. The average yield for the Interest Income Fund was approximately 4.05% and 5.9% for the years ended December 31, 2002 and 2001, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Benefits Payable—Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. There were no benefits payable to participants who have withdrawn from participation in the Plan as of December 31, 2002 and 2001.

Tax Status—The IRS has determined and informed the Company by a letter dated March 5, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").

Derivative Instruments—The Plan accounts for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. Due to the Plan's limited use of financial instruments to manage its exposure to market risks, the adoption of SFAS No. 133 did not have a material impact on the Plan's financial statements.

Reclassifications—Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3. MASTER TRUST

Effective April 1, 1999, the Company created the Master Trust for the purpose of commingling certain investments of the Plan and the Dow Employees' Hourly Savings Plan. Through February 2, 2001, the net assets of the Master Trust were held by Bankers Trust who acted as independent trustee and custodian for all of the investments in the Master Trust. On February 2, 2001, the net assets of the Master Trust were transferred to Fidelity, who now acts as the independent trustee, custodian and record keeper for certain investments of the Plan (see Note 4). The Master Trust terminated as of February 2, 2001.

The total net investment income of the Master Trust for the period January 1, 2001 through February 2, 2001 is as follows:

Net (depreciation) appreciation as determined by quoted market prices:	
Common stock of The Dow Chemical Company	$ (32,986,013)
Pooled funds	59,395,173
Net	26,409,160
Dividends	294,421
Interest	3,698,827
Total net Master Trust investment income	$ 30,402,408

During the period January 1, 2001 through February 2, 2001, the Plan held an interest of approximately 95% of the Master Trust net assets.

The total net investment income relating to the Master Trust was allocated monthly to the participating plans by the trustee based on the plan's interest in the individual funds of the trust.

4. INVESTMENTS

Effective February 1, 2001, the Plan changed its trustee and custodian from Bankers Trust to Fidelity and its record keeper from Kwasha Lipton to Fidelity. On February 2, 2001, the net assets of the Master Trust held by Bankers Trust were transferred to Fidelity. As a result of the change in trustee and custodian, the investment options of the Plan changed. Participants now have the option of investing in approximately 50 funds. Effective December 27, 2001, the UCC plan merged into the Plan. The net assets of the UCC Plan were held by Manufacturers Hanover Trust Company through January 2, 2002. The net assets of the ESOP Trust were held by State Street through January 2, 2002.

The following table presents the Plan's investments at December 31, 2002 and 2001. Investments that exceeded 5% or more of the Plan's net assets available for benefits are separately identified.

Investments at Fair Market Value as Determined by Quoted Market Prices	**2002**	**2001**
Common stock of The Dow Chemical Company:		
*ESOP Fund	$ 625,979,296	$ 775,596,050
Dow Stock Fund	699,565,413	770,040,461
Total	1,325,544,709	1,545,636,511
Growth Equity Fund	268,313,462	424,595,767
Index Equity Fund	345,834,785	499,325,703
Other	879,192,147	973,913,180
Total	2,818,885,103	3,443,471,161
Investments at Contract Value		
**GICs	529,516,453	21,006,885
**Synthetic GICs	1,049,751,751	1,459,842,709
Total	1,579,268,204	1,480,849,594
Total investments	$4,398,153,307	$4,924,320,755

*Nonparticipant-directed

**Refer to Note 5 for separate identification of GICs that exceed 5% of the Plan's net assets available for benefits.

Net (depreciation) appreciation in the fair value of investments of the Plan for the years ended December 31, 2002 and 2001, is as follows:

Investments at Fair Market Value as Determined by Quoted Market Prices	**2002**	**2001**
Common stock of The Dow Chemical Company:		
ESOP Fund	$ (91,827,404)	$ (13,866,135)
Dow Stock Fund	(57,963,941)	4,568,773
Growth Equity Fund	(110,684,783)	(93,162,180)
Index Equity Fund	(104,107,742)	(83,542,428)
Pooled Funds	(137,056,217)	(78,334,253)
Total	$ (501,640,087)	$ (264,336,223)

5. INVESTMENT CONTRACTS

The contract value and current value of the investment contracts at December 31, 2002 are as follows:

	Contract Value	Current Value
GICs:		
Jackson National Life Insurance Company G13341 annuity, variable rate	$ 10,038,377	$ 10,096,743
SunAmerica Life Insurance Company #4842A annuity, due 11/20/03, 5.75%	2,513,756	2,606,561
Caisse des Depot #251-03-1 annuity, due 8/26/03, variable rate	10,034,527	10,187,540
*ING Life Insurance and Annuity Company #60031, 2.71%	247,180,612	255,304,996
Business Men's Assurance Company of America #1323 annuity, due 11/03/03, 5.48%	2,017,028	2,083,385
*State Street Bank & Trust #102069, variable rate	257,732,153	266,658,933
Total GICs	529,516,453	546,938,158
Synthetic GICs:		
UBS AG:		
#5045 annuity, variable rate	16,134,233	17,190,307
*#3065 annuity, variable rate	239,560,504	255,359,147
Allstate Life Insurance Company #77082 annuity, variable rate	4,220,602	4,325,275
Pacific Life G-26108 annuity, variable rate	127,631,364	137,863,548
Monumental Life Insurance Company:		
BDA00168TR-A annuity, variable rate	125,225,040	134,344,924
M88TR annuity, variable rate	12,026,027	12,301,668
State Street Bank & Trust #98036-1 annuity, variable rate	25,508,780	27,155,504
JP Morgan Chase Bank:		
*#433823 annuity, variable rate	239,913,675	255,359,147
*AUNION01 annuity, variable rate	239,913,675	255,359,147
Bank of America NT & SA #01-095 annuity, variable rate	19,617,851	20,638,321
Total Synthetic GICs	1,049,751,751	1,119,896,988
Total Investment Contracts	$ 1,579,268,204	$ 1,666,835,146

*Investment exceeds 5% of net assets available for benefits.

The contract value and current value of the investment contracts at December 31, 2001 are as follows:

	Contract Value	Current Value
GICs:		
Jackson National Life Insurance Company G13341		
annuity, variable rate	$ 10,048,087	$ 10,432,163
SunAmerica Life Insurance Company #4842A		
annuity, due 11/20/03, 5.75%	2,376,568	2,469,109
Business Men's Assurance Company of America		
# 1323 annuity, due 11/03/03, 5.48%	2,017,617	2,086,273
Caisse des Depot:		
#251-02-1 annuity, due 12/12/02	6,523,414	6,788,374
#251-03-1 annuity, due 12/12/02	41,199	(121,101)
Total GICs	21,006,885	21,654,818
Synthetic GICs:		
UBS AG:		
#5045 annuity, variable rate	126,849,590	131,267,055
#3065 annuity, variable rate	228,034,163	235,672,096
Allstate Life Insurance Company #77082 annuity,		
variable rate	79,853,031	79,727,104
Pacific Life G-26108 annuity, variable rate	80,772,550	83,928,408
Monumental Life Insurance Company:		
BDA00168TR-A annuity, variable rate	79,028,116	82,651,077
M88TR annuity, variable rate	50,980,242	52,393,001
State Street Bank & Trust #98036-1 annuity,		
variable rate	137,698,867	137,983,310
JP Morgan Chase Bank:		
#42890 annuity, variable rate	79,003,192	80,530,187
#433823 annuity, variable rate	228,422,120	235,672,096
AUNION01 annuity, variable rate	228,422,120	235,672,096
Bank of America NT & SA #01-095 annuity,		
variable rate	140,778,718	141,738,664
Total Synthetic GICs	1,459,842,709	1,497,235,094
Total Investment Contracts	$1,480,849,594	$1,518,889,912

6. EMPLOYEE STOCK OWNERSHIP PLAN AND NOTES PAYABLE

The ESOP is an integral part of the Plan. On December 27, 2001, the UCC ESOP and Dow ESOP were merged into one ESOP trust under the Plan.

The Dow ESOP Trust was established pursuant to an Employee Stock Ownership Plan Trust Agreement (the "Trust Agreement"). The Trust Agreement authorized the Dow ESOP Trustee, Bankers Trust through December 1, 2001, State Street from December 1, 2001 through January 2, 2002, and Fidelity from January 2, 2002 forward, to borrow money, if so directed by the Board of Directors, upon such terms and conditions as are permitted under ERISA and as are advisable or proper to carry out the purposes of the ESOP Trust. The proceeds of any such loan, and cash contributions by the Company to the ESOP Trust not used to repay any such loan or to pay expenses of the ESOP Trust, must be used to acquire shares of common stock of the Company.

Pursuant to a Preferred Stock Purchase Agreement between the Company and the Dow ESOP Trust, the Dow ESOP Trust initially purchased 1,602,322 shares of preferred stock for $137,999,982. To finance the purchase of the preferred stock, the Dow ESOP Trust borrowed the purchase price. The preferred stock was redeemable in whole or part at the Company's option any time after January 1, 2000 at $86.125 per share plus an amount equal to all accrued and unpaid dividends. On February 9, 2000, the Company exercised its option to redeem the preferred stock. On that same date the trustee of the Dow ESOP Trust elected to convert the preferred stock into common stock at a ratio of 1:1. The ESOP Trustee now holds common stock of the Company.

The indenture governing the notes provides that the Company will make cash contributions to the ESOP Trust on or prior to the date on which each payment of principal or interest on the notes is scheduled to become due in amounts which, when added to earnings received on such contributions and earnings (including dividends on the common or preferred stock) on the assets of the ESOP Trust, together with any other assets lawfully available for this purpose, will be sufficient and lawfully available to timely make such principal, premium or interest payment, except to the extent inconsistent with the requirements of ERISA or the Code. Unless the Company shall itself make payments to satisfy the ESOP Trust's other payment obligations under the indenture, the Company also agrees to make such additional cash contributions to the ESOP Trust to enable the ESOP Trust to satisfy its other obligations, except to the extent inconsistent with the requirements of ERISA or the Code. In order to comply with federal regulations applicable to certain loans to employee stock ownership plans, neither the indenture trustee (Continental Bank) nor holders of the notes will have any recourse against the ESOP Trust for payments with respect to the notes.

Notes payable at December 31, 2002 and 2001, include $28,700,000 and $41,500,000, respectively, of 9.42% Guaranteed Amortizing ESOP Notes due 2004. The Company has guaranteed repayment of the notes. Annual installments on the notes for the next two years as of December 31, 2002 are as follows: 2003—$13,800,000 and 2004—$14,9000,000.

UCC also had an ESOP trust as part of the UCC plan, which was merged with the Dow ESOP Trust into one ESOP trust under the Plan on December 27, 2001. On November 16, 1990, Union Carbide loaned the UCC ESOP $325,000,000 at 10% per annum with a maturity date of December 31, 2005. The loan was used to purchase shares of UCC convertible preferred stock. Conversion of the preferred shares to common shares in 1992, together with a restructuring and special stock dividend associated with the spin-off of Praxair, resulted in a share repurchase and $201,000,000 principal repayment of the UCC ESOP loan. UCC ESOP shares were converted into shares of Dow stock on February 6, 2001. On December 27, 2001, the ESOP note for the acquisition of the UCC ESOP shares was restructured with a new maturity date of December 31, 2023 and a new interest rate of 6.96%.

As part of the consideration for the restructuring of the note, UCC agreed to release its security interest in the ESOP shares and to an amortization schedule as follows: 10% of the outstanding balance shall be paid by December 31, 2005; an additional 15% of the outstanding balance shall be paid by December 31, 2010; an additional 25% of the outstanding balance shall be paid by December 31, 2015; and the remaining 50% of the outstanding balance shall be paid by December 31, 2023. As additional consideration, Dow agreed, in the event no other Plan contributions including Company matches are made by Dow, to contribute $73,000,000 in new value into the Plan by December 31, 2023. As of December 31, 2002 and 2001, the principal amount outstanding on the restructured ESOP note was $32,151,254 and $48,843,446, respectively.

Dividends on shares held by the ESOP are paid to the ESOP and, together with Company contributions, are used, in part, by the ESOP to make debt service payments on the loans. The Company declared common stock dividends of $1.34 and $1.295 per share during 2002 and 2001, respectively. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the combined life of the two loans.

7. NONPARTICIPANT DIRECTED INVESTMENTS

Nonparticipant directed investments and changes therein are as follows:

	December 31	
	2002	2001
Net assets available for benefits:		
Investments:		
The Dow Chemical Company common stock	$ 625,979,296	$ 775,596,050
Temporary investments	1,406,192	323,480
Interest, dividends and other receivables	7,861,708	7,691,693
Notes payable	(60,851,254)	(90,343,446)
Other payables	(5,181,381)	
Total net assets available for benefits	$ 569,214,561	$ 693,267,777

	Year Ended December 31	
	2002	2001
Change in net assets:		
Investment (loss) income:		
Net depreciation in fair value	$ (91,827,404)	$ (13,866,135)
Dividends	29,190,262	11,358,186
Interest	150,177	76,061
Total investment loss	(62,486,965)	(2,431,888)
Contributions—employer	6,847,738	12,017,357
Distributions and withdrawals	(61,023,501)	(1,732,828)
Administrative expenses	(91,659)	(26,461)
Interest expense	(7,154,097)	(6,349,560)
Asset transfers (Note 8)		603,729,643
Transfers to other funds	(144,732)	(1,039,266)
Total change in net assets	(124,053,216)	604,166,997
Net assets available for benefits:		
Beginning of year	693,267,777	89,100,780
End of year	$ 569,214,561	$ 693,267,777

Investments in The Dow Chemical Company common stock are recorded at fair value based on the quoted fair value of such securities at year-end. Temporary investments are recorded at cost which approximates fair value.

8. PLAN MERGERS

The following defined contribution plans and employee stock ownership plan were merged into the Plan during 2001:

Plan	Effective Date of Merger	Investments Transferred
Dow Hourly Employees' Savings Plan	2/1/01	$ 143,701,874
Investment Plan for Employees of ANGUS Chemical Company	2/1/01	43,903,189
Flexible Products Company Employee Savings Plan	2/1/01	9,339,668
Flexible Products Company Employee Stock Ownership Plan	2/1/01	46,253,009
Hampshire Chemical Retirement Savings Plan for Nashua Employees	3/1/01	4,463,706
The Savings and Investment Program for Employees of Union Carbide Participating Subsidiary Companies	12/27/01	1,566,462,507
Union Carbide Corporation Employee Stock Ownership Plan	12/27/01	603,729,643
Total		$ 2,417,853,596

9. PROHIBITED TRANSACTIONS

Participant contributions totaling $141.10 were not remitted timely to the Trust during January 2002. The participant account was credited to reflect the correct amount that should be in their account, with interest, on November 8, 2002. Excise tax of $21.17 will be remitted to the IRS by July 31, 2003.

* * * * * *

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(l) Net Gain (Loss)
NONE								

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) INCLUDING APPENDICES A—H

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	Common Stock of The Dow Chemical Company:			
	Dow Stock Fund	23,554,391 shares		$ 699,565,413
	ESOP Fund	21,076,744 Shares	$207,005,468	625,979,296
	Praxair Stock Fund	3,385,024.048 shares		35,339,651
	Index Equity Fund	52,083,551.91shares		345,834,785
	US Treasury Fund	23,859,126.3 shares		23,859,126
	Janus Enterprise Fund	138,780.374 shares		3,185,010
	Janus Mercury Fund	382,104.957 shares		5,639,869
	TRP Blue Chip	147,773.048 shares		3,243,618
	TRP Mid Cap Growth	470,065.819 shares		14,590,843
	MSI Emerging Markets	155,625.041shares		1,565,588
	TRP Small Cap Stock	503,707.705 shares		10,829,716
	TRP Equity Income	563,729.437 shares		11,156,206
	Janus Worldwide	209,651.825 shares		6,736,113
	TRP International Stock	102,606.52 shares		911,146
	TRP High Yield	588,360.125 shares		3,689,018
	Vang Value Index Adm	255,765.258 shares		3,746,961
	American Century High Yield	154,519.393 shares		917,845
	American Century Income Growth	42,980.537 shares		935,256
	American Century Growth Inst	31,532.886 shares		457,227
	American Century Real Estate	660,945.319 shares		10,204,996
	FFTW Intl Portfolio	868,450.012 shares		7,529,462
	JP Morgan US Small Company Inst	206,689.603 shares		2,056,562
	Vang Convertible Sec	86,677.114 shares		902,309
	Vang Selected Value	1,280,928.189 shares		14,679,437
	TAM Broad Market Duration	627,665.942 shares		7,412,735
	FID Intl Growth Pool	7,976,284.123 shares		55,036,360
	Capital Guardian US Equity Fund	256,690.936 shares		1,778,868
	Capital Guardian Global Balanced	3,063,179.178 shares		25,791,969
	Capital Guardian Global Equity	172,753.516 shares		1,178,179
	Capital Guardian Emerging Market Equity	62,271.533 shares		398,538
	Capital Guardian Intl Small Cap	53,351.476 shares		283,296
	Capital Guardian US Investment Grade	134,462.387 shares		1,465,640
	Growth Equity	43,699,260.951 shares		268,313,462
	Forward			$2,195,214,500

(Continued)

* Represents a party-in-interest to the Plan.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) INCLUDING APPENDICES A—H

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
	Forward			$ 2,195,214,500
*	Fidelity Puritan	383,104.994 shares		6,049,229
*	Fidelity Magellan	1,038,844.053 shares		82,027,126
*	Fidelity Contrafund	1,506,987.065 shares		58,169,701
*	Fidelity Equity Income	1,442,015.218 shares		57,204,744
*	Fidelity Growth Co	1,594,047.798 shares		56,461,173
*	Fidelity Investment Grade Bond	3,534,406.143 shares		26,755,455
*	Fidelity Growth & Income	306,358.38 shares		9,285,723
*	Fidelity Blue Chip	369,117.047 shares		11,789,598
*	Fidelity Low Pr Stock	2,204,379.123 shares		55,484,223
*	Fidelity Aggressive Growth	909,106.326 shares		10,172,900
*	Fidelity Divers International	582,076.425 shares		9,988,431
*	Fidelity Dividend Growth	1,045,417.591 shares		23,333,721
*	Fidelity Freedom Income	135,684.748 shares		1,438,258
*	Fidelity Freedom 2000	954,060.294 shares		10,504,202
*	Fidelity Freedom 2010	1,218,551.722 shares		13,940,232
*	Fidelity Freedom 2020	864,706.874 shares		9,200,481
*	Fidelity Freedom 2030	411,668.623 shares		4,215,487
	SPTN Estnd Mkt Index	39,520.428 shares		759,977
	Temporary Investments	4.75%-9%		91,953,878
*	Participant Loans			84,936,064
	Total investments at fair value as determined by quoted market prices			$ 2,818,885,103

(Continued)

* Represents a party-in-interest to the Plan.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) INCLUDING APPENDICES A - H

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
	Jackson National Life Insurance Company #G13341, due 3/25/03, variable rate		$ 10,038,377	$ 10,096,743
	Business Men's Assurance Co. #1323 annuity, due 11/03/03, 5.48%		2,017,028	2,083,385
	SunAmerica #4842A annuity, due 11/20/03, 5.75%		2,513,756	2,606,561
	ING Life Insurance and Annuity Company #60031, 2.71%		247,180,612	255,304,996
	State Street Bank & Trust #102069, variable rate		257,732,153	266,658,933
	Caisse des Depots #251-03-1 annuity, due 8/26/03, variable rate		10,034,527	10,187,540
	UBS AG:			
	#5045, variable rate (see underlying assets at Appendix A: market value of assets totals $17,190,307 wrapper value is ($1,056,074))		16,134,233	17,190,307
	#3065, variable rate (see underlying assets at Appendix G: market value of assets totals $255,359,147 wrapper value is ($15,798,643))		239,560,504	255,359,147
	Bank of America NT & SA 01-095, variable rate (see underlying assets at Appendix H: market value of assets totals $20,638,321 wrapper value is ($1,020,470))		19,617,851	20,638,321
	Allstate Life Insurance Company #77082, variable rate (see underlying assets at Appendix B: market value of assets totals $4,325,275 wrapper value is ($104,673))		4,220,602	4,325,275
	Pacific Life G-26108 annuity, variable rate (see underlying assets at Appendix C: market value of assets totals $137,863,548 wrapper value is ($10,232,184))		127,631,364	137,863,548
	JPMorgan Chase Bank:			
	#433823, variable rate (see underlying assets at Appendix G: market value of assets totals $255,359,147 wrapper value is ($15,445,472))		239,913,675	255,359,147
	AUNION01, variable rate (see underlying assets at Appendix G: market value of assets totals $255,359,147 wrapper value is ($15,445,472))		239,913,675	255,359,147
	Monumental Life Insurance Company:			
	BDA00168TR-A, variable rate (see underlying assets at Appendix D: market value of assets totals $134,344,924 wrapper value is ($9,119,884))		125,225,040	134,344,924
	M88TR, variable rate (see underlying assets at Appendix E: market value of assets totals $12,301,668 wrapper value is ($275,641))		12,026,027	12,301,668
	State Street Bank & Trust #98036-1, variable rate (see underlying assets at Appendix F: value of assets totals $27,155,504 wrapper value is ($1,646,724))		25,508,780	27,155,504
	Total investments at contract value		$ 1,579,268,204	$ 1,666,835,146

(Concluded)

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A—UNDERLYING ASSETS FOR UBS AG #5045
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similary Pary	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	TBC INC POOLED EMP DAILY LIQUIDITY FUND		$ 9,008,460	$ 9,008,460
	LEHMAN BROTHERS 6.25% 4/1/2003		4,847,150	5,054,650
	MORGAN STANLEY 6.25% 3/15/2030		4,056,301	2,784,514
	HOME OWNERSHIP FUNDING PFD		317,164	248,500
	CASH AND TEMPORARY INVESTMENTS		94,183	94,183
	TOTAL UNDERLYING ASSETS		$ 18,323,258	17,190,307
	WRAPPER VALUE			(1,056,074)
	CONTRACT VALUE			$ 16,134,233

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B—UNDERLYING ASSETS FOR ALLSTATE LIFE INSURANCE COMPANY #77082
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	TBC INC POOLED EMP DAILY LIQUIDITY FUND		$ 101,449	$ 102,059
	CREDIT SUISSE FB 01-CF2 5.935% 02/15/34		4,050,516	4,223,216
	TOTAL UNDERLYING ASSETS		$ 4,151,965	4,325,275
	WRAPPER VALUE			(104,673)
	CONTRACT VALUE			$ 4,220,602

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C—UNDERLYING ASSETS FOR PACIFIC LIFE G-26108 ANNUITY
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	US TREAS INFL IX BOND 3.625% 4/15/28		$ 5,479,894	$ 7,301,612
	US TREAS INFL IX BOND 3.875% 4/15/29		2,452,198	2,876,851
	US TREAS STRIP 0% 8/15/25		135,775	142,358
	US TREAS STRIP 0% 11/15/27		294,471	360,324
	US TREAS BOND 5.25% 11/15/28		3,816,234	4,177,960
	US TREAS BOND 5.375% 2/15/31		2,357,805	2,536,779
	US TREAS NOTE 4.625% 5/15/06		309,422	323,553
	US TREAS NOTE 3.875% 7/31/03		199,922	203,062
	US TREAS NOTE 4.0% 11/15/12		276,464	283,959
	FHLB AGY BOND 4.875% 4/16/04		169,663	177,421
	FHLMC AGY NOTE 5.125% 10/15/08		38,055	43,624
	FHLMC AGY NOTE 5.5% 7/15/06		1,922,557	2,033,631
	FHLMC AGY NOTE 5.125% 7/15/12		1,939,831	2,179,748
	FNMA AGY BOND 7.25% 5/15/30		504,075	603,802
	FNMA AGY BOND 6.625 11/15/30		11,241	11,732
	FNMA NOTE 3.5% 9/15/04		3,987,466	4,072,134
	FNMA AGY NOTE 5.375% 11/15/11		1,925,937	2,114,190
	FNMA AGY NOTE 5.0% 1/15/07		2,006,166	2,140,801
	FNMA AGY NOTE 5.25% 4/15/07		936,878	1,030,188
	FICO STRIP PRIN NOTE 4/5/19		41,838	60,446
	TVA GLOBAL BOND 5.375% 11/13/08		192,534	219,970
	FNMA 15 YR JAN FWD 5.5% 1/1/18		926,156	932,337
	FNMA 30 YR JAN FWD 5.5% 1/1/33		(1,100,000)	(1,121,083)
	FNMA 30 YR JAN FWD 5.5% 1/1/33		2,147,313	2,191,208
	FNMA 30 YR JAN FWD 6.5% 1/1/33		8,308,125	8,381,643
	FNMA 30 YR JAN FWD 7.5% 1/1/33		2,537,250	2,546,750
	GNMA 30 YR JAN FWD 5.5% 1/1/33		1,103,781	1,127,500
	GNMA 30 YR JAN FWD 6.5% 1/1/33		(207,875)	(209,750)
	GNAM 30 YR JAN FWD 6.5% 1/1/33		3,651,938	3,670,625
	GNMA 30 YR JAN FWD 7.0% 1/1/33		8,865,469	8,898,708
	GNMA 30 YR JAN FWD 7.5% 1/1/33		6,919,281	6,932,640
	FHLMC GOLD 15 YR JAN FWD 7.0% 1/1/18		2,756,000	2,761,668
	FHLMC GOLD 15 YR JAN FWD 7.0% 1/1/33		11,176,063	11,246,926
	FHLMC GOLD 30 YR JAN FWD 7.5% 1/1/33		1,376,750	1,381,653
	FNMA 1991-30M 4/25/21		8,838	8,497
	FNMA POOL #553150 8.000% 9/01/15		121,578	127,382
	GNMA POOL #446708 6.500% 9/15/28		527,469	555,159
	GNMA POOL #446731 6.500% 9/15/28		104,513	109,999
	GNMA POOL #456143 7.000% 3/15/28		75,230	78,633
	GNMA POOL #467228 6.500% 9/15/28		93,082	97,968
	GNMA POOL #471563 6.500% 9/15/28		984,827	1,036,526
	GNMA POOL #486470 6.500% 8/15/28		100,738	110,947
	GNMA POOL #486516 6.500% 9/15/28		46,390	51,110
	GNMA POOL #488278 7.000% 10/15/28		51,430	56,050
	GNMA POOL #780732 7.000% 3/15/28		656,622	687,415
	GNMA POOL #781001 7.500% 3/15/29		118,289	127,160
	CENTEX HOME EQUITY 1.66% 10/25/30		281,344	280,471
	CONSECO FINANCE 8.41% 12/15/25		500,000	539,400
	FIRST BOSTON MTG SEC CORP 9.488% 5/16/18		6,925	4,413

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C—UNDERLYING ASSETS FOR PACIFIC LIFE G-26108 ANNUITY
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	FIRST BOSTON MTG SEC CORP 5/16/18		628	735
	FIRST BOSTON MTG SEC CORP 5/16/18		14,047	19,164
	GE CAP OFFICE FIN VAR RT 7/7/14		262,983	263,219
	GMAC COML MTG SEC 6.945% 9/15/33		411,734	459,183
	ML MTG INVESTORS 6.96% 11/21/28		502,422	553,571
	MSDW CAP 7.18% 2/23/34		1,187,127	1,175,164
	NOMURA ASSET SEC CORP 7.12% 4/13/39		539,494	599,360
	PRUDENTIAL SECS FINL 9/25/09		97,730	140,151
	RESIDENTIAL ASSET SEC CORP 9/25/31		281,057	279,894
	CBA MEDALLION TRUST 12/18/31		408,078	406,748
	WESTPAC SECUR TRUST 5/19/30		138,528	138,403
	GNMA MHB POOL #299733 9.5% 11/15/05		113,257	111,818
	GNMA MHB POOL #299756 9.5% 12/15/05		114,495	113,040
	GNMA MHB POOL #302339 9.5% 2/15/06		125,160	125,368
	SLMA 4/25/07		12,988	13,099
	CONSECO FINANCE 7.7% 2/1/32		1,099,484	1,122,814
	FLEETWOOD CRED CORP 6.9% 3/15/12		130,271	129,637
	GREEN TREE RECR EQUI 6.710% 5/15/29		22,604	23,722
	SYSTEMS 2001 ASSET TRUST 6.664% 9/15/13		167,319	169,815
	AOL TIME WARNER INC GLOBAL BOND 7.625% 4/15/31		70,000	82,222
	AOL TIME WARNER INC BOND 7.7% 5/1/32		281,645	314,835
	ANHEUSER BUSCH COS INC BOND 6.5% 5/1/42		383,226	439,362
	APACHE CORP NOTE 6.25% 4/15/12		159,386	179,352
	BP CAPITAL MARKETS PLC NOTE 4.625% 5/27/05		625,054	658,012
	BOEING CO 6.625% 2/15/38		9,932	9,979
	CONOCO INC SR NOTE 6.95% 4/15/29		289,008	317,346
	CONOCOPHILLIPS BOND 4.75% 10/15/12		230,000	231,233
	CONOCO FUNDING CO BOND 6.35% 10/15/11		392,480	435,505
	CONRAIL DEB 7.875% 5/15/43		84,814	93,906
	COX COMMUNICATION INC NOTE 7.875% 8/15/09		79,906	90,256
	DELTA AIRLINES PASS THRU 6.718% 1/2/23		500,000	528,125
	DELTA AIRLINES 6.417% 7/2/12		302,685	317,568
	DEVON FINANCING CORP 6.875% 9/30/11		196,887	200,495
	FORD MTR CO DEL 8.90% 1/15/2032 DEB		340,646	314,122
	KELLOGG CO NOTE 6.6% 4/1/11		310,392	337,872
	LOCKHEED MARTIN CORP 7.875% 3/15/23		199,662	208,444
	LOCKHEED MARTIN CORP 7.65% 5/01/16		249,588	271,795
	LOCKHEED MARTIN CORP 8.500% 12/01/29		159,374	214,662
	LOEWS CORP 7.625% 6/1/23		224,305	253,790
	LOEWS CORP 7.0% 10/15/23		844,056	896,994
	NABISCO INC 7.55% 6/15/15		632,398	707,632
	NEWS AMER HLDGS INC 8.250% 10/17/96		196,312	197,802
	NEWS AMER HLDGS INC 7.625% 11/30/28		204,400	205,646
	PEPSI BOTTLING GRP 7.000% 3/01/29		397,280	464,764

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C—UNDERLYING ASSETS FOR PACIFIC LIFE G-26108 ANNUITY
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	PHILLIP MORRIS 7.75% 1/15/27		214,806	220,054
	RAYTHEOON CO 7.2% 8/15/27		625,514	688,659
	RJ REYNOLDS 7.75% 5/15/06		788,244	839,740
	RJ REYNOLDS 7.875% 5/15/09		103,324	108,026
	SARA LEE CORP NOTE 6.25% 9/15/11		508,868	560,775
	TCI COMMUNICATIONS 7.875% 2/15/26		62,548	60,858
	TARGET CORP NOTE 5.875% 3/1/12		490,322	542,100
	USA WASTE SVCS 7.0% 7/15/28		621,416	791,536
	US AIRWAYS 7.89% 3/1/19		195,342	198,643
	US AIRWAYS 7.076% 3/20/21		97,016	99,905
	VIACOM INTL NOTE 5.625% 8/15/12		179,734	192,029
	WAL MART STORES INC 7.550% 2/15/30		99,837	126,358
	WAL MART STORES INC 4.375% 7/12/07		720,860	737,947
	WASTE MANAGEMENT INC BOND 7.75% 5/15/32		747,271	814,343
	WEYERHAEUSER 7.375%3/15/32		565,080	618,182
	AT&T CORP 8.5% 11/15/31		369,366	380,165
	COMMONWEALTH EDISON 6.15% 3/15/12		1,031,604	1,117,393
	DETROIT EDISON 5.2% 10/15/12		69,877	72,448
	DETROIT EDISON 6.35% 10/15/32		109,259	116,287
	DOMINION RESOURCES 5.7% 9/17/12		131,506	134,831
	DOMINION RESOURCES 5.125% 12/15/09		99,553	101,313
	FIRST ENERGY NOTE 6.45% 11/15/11		377,607	400,197
	SYSTEM ENERGY RES 7.43% 1/15/11		678,141	711,755
	GTE CORP NOTE 7.51% 4/1/09		464,030	488,424
	ONCOR ELECTRIC DELIVERY NOER 6.375% 1/15/15		59,513	61,231
	PROGRESS ENERGY INC 7.1% 3/1/11		205,464	220,420
	SPRINT CAPITAL 6.9% 5/1/19		151,341	131,200
	ACE CAPITAL TRUST 9.7% 4/1/30		349,423	425,121
	BANK OF AMERICA CORP 7.4% 1/15/11		747,718	812,792
	BANK ONE CORP 6.0% 2/17/09		198,534	218,220
	BOEING CAPITAL CORP 5.8% 1/15/13		349,517	354,484
	CITIGROUP INC NOTE 6.0% 2/21/12		611,254	669,414
	CITIGROUP INC SUB NOTE 5.625% 8/27/12		82,718	84,118
	CREDIT SUISSE FB 5.75% 4/15/07		169,573	181,982
	CREDIT SUISSE FB 7.125% 7/15/32		336,722	361,182
	CREDIT SUISSE FS 4.625% 1/15/08		159,810	162,186
	DRYDEN INVESTOR TR 7.157% 7/23/08		911,229	983,307
	FIRST CHICAGO SUB NOTE 6.375% 1/30/09		101,155	111,547
	FORD MTR CR CORP BONDS 7.375% 2/1/11		201,841	194,478
	GENERAL ELECTRIC CAP CORP 5.875% 2/15/12		616,279	673,527
	GENERAL ELECTRIC CAP CORP 6.75% 3/15/32		345,839	388,101
	GENERAL ELECTRIC CAP CORP 6.0% 6/15/12		129,995	140,358
	GMAC ZERO CPN% 6/15/15		545,721	760,378
	HOUSEHOLD FIN CORP 6.4% 6/17/08		49,342	53,317

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: ***The Dow Chemical Company, Inc.***
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C—UNDERLYING ASSETS FOR PACIFIC LIFE G-26108 ANNUITY
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	HOUSEHOLD FIN CORP 6.5% 11/15/08		101,891	109,671
	HOUSEHOLD FIN CORP 6.0% 7/15/10		496,348	519,657
	HOUSEHOLD FIN CORP 7.0% 5/15/12		69,502	76,670
	HOUSEHOLD FIN CORP 6.375% 11/27/12		59,620	62,636
	LEHMAN BROS HLDG 2.16% 7/2/04		700,000	700,364
	MORGAN ST DEAN WITTER 6.6% 4/1/12		895,083	930,989
	SECURITY CAPITAL GROUP 7.75% 11/15/03		117,222	115,449
	TOYOTA MOTOR CREDIT CORP 5.65% 1/15/07		417,343	445,486
	UNILEVER CAPITAL CORP 7.125% 11/1/10		188,298	224,257
	US BANCORP NOTE 3.95% 8/23/07		199,150	204,480
	WELLS FARGO 6.375% 8/1/11		517,380	560,090
	XL CAPITAL LTD NOTE 6.5% 1/15/12		441,422	476,428
	BRITISH TELECOM PLC 8.375% 12/15/10		179,707	215,802
	BRITISH TELECOM PLC 8.875% 12/15/30		94,931	114,741
	DRESDNER FDG TR I 8.151% 6/30/31		190,000	193,386
	HYDRO QUEBEC 7.5% 4/1/16		421,401	474,248
	HYDRO QUEBEC 6.3% 5/11/11		211,480	239,087
	KOREA ELECTRIC POWER 7.75% 4/1/13		55,242	73,145
	UNITED MEXICAN STATES CORP 11.5% 5/15/26		684,670	710,450
	ONTARIO (PROV OF) 7.45% 3/31/13		1,096,463	1,078,578
	PEMEX FINANCE LTD NT 9.030% 2/15/11		147,013	165,516
	TYCO INTL GROUP 6.375% 10/15/11		619,500	656,250
	UNITED MEXICAN STATES CORP 8.375% 1/14/11		409,925	430,350
	HOME OWNERSHIP FNDG 13.331%		2,001,678	1,239,860
	HOME OWNERSHIP FNDG 2 13.338%		800,504	496,184
	BANC ONE CAPITAL 8.75% 9/1/30		398,860	503,264
	ROYAL BK OF SCOTLAND 8.817% 3/31/49		100,000	112,236
	SB TREAS COMPANY LLC 9.40% 12/29/49		334,482	324,136
	SOCGEN REAL ESTATE BAR RT 7.64% 12/29/49		137,936	153,973
	TBC POOLED EMPLOYEE FUNDS		57,065,054	57,065,054
	ACCRUED INTEREST			1,016,006
	UNSETTLED TRADES		(48,256,950)	(48,256,950)
	TOTAL UNDERLYING ASSETS		$ 130,698,062	137,863,548
	WRAPPER VALUE			(10,232,184)
	CONTRACT VALUE			$ 127,631,364

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D—UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Abbey National MTN, 6.6900%, due 10/17/2005		$ 414,908	$ 442,726
	Ace INA Holdings, 8.3000%, due 8/15/2006		598,668	678,642
	AESOP AU 98-1 144A, 6.140%, due 5/20/2006		799,650	862,140
	Alabama Power Co, 5.8750%, due 12/1/2022		138,979	143,554
	American Annuity Grp, 6.8750%, due 6/1/2008		735,682	734,200
	American Finl Group, 7.1250%, due 4/15/2009		114,174	111,149
	American Home Prods, 6.2500%, due 3/15/2006		346,087	350,503
	ANRC AU 00-A A3, 7.0600%, due 5/17/2004		101,784	101,947
	Anthem Inc, 6.8000%, due 8/1/2012		422,688	464,867
	AOL Time Warner Inc, 6.7500%, due 4/15/2011		497,334	520,997
	ASC 97-D5 A1D CMBS, 6.8500%, due 2/14/2043		311,484	340,605
	Associates Corp NA, 8.1500%, due 8/1/2009		572,682	647,482
	AT&T Broadband, 8.3750%, due 3/15/2013		819,363	960,201
	BB&T Corporation, 4.7500%, due 10/1/2012		397,735	402,289
	Bemis Company Inc, 6.5000%, due 8/15/2008		129,774	145,891
	BSCMS 01-TOP2 A2CMBS, 6.4800%, due 2/15/2035		610,688	678,690
	BSCMS 99-WF2 A2 CMBS, 7.0800%, due 6/15/2009		641,578	694,809
	Burlington N SantaFe, 6.7500%, due 7/15/2011		612,318	683,180
	Burlington Resources, 6.4000%, due 8/15/2011		594,060	661,515
	Carpenter Technology, 7.6250%, due 8/15/2011		352,945	385,484
	Caterpillar Finl Svc, 5.9500%, due 5/1/2006		168,496	180,080
	Centex Corp, 7.8750%, due 2/1/2011		500,000	563,575
	Chevron Phillip Chem, 5.3750%, due 6/15/2007		499,168	526,078
	Cinergy Corp, 6.1250%, due 4/15/2004		698,964	715,827
	Codelco Inc 144A, 6.3750%, due 11/30/2012		89,600	94,568
	Commercial Cr P6-99, 8.7000%, due 6/15/2009		556,870	619,679
	COMT CC 01-3 A, 5.4500%, due 3/16/2009		499,366	538,235
	ConAgra Foods Inc, 6.0000%, due 9/15/2006		400,767	438,173
	Contl Airl 98-2 A, 6.4100%, due 10/15/2008		473,908	402,821
	Cox Communctns Inc, 7.7500%, due 11/1/2010		199,596	226,602
	Credit National Euro, 7.0000%, due 11/14/2005		470,790	552,705
	CSFB 97-C2 A1 CMBS, 6.4000%, due 1/17/2035		160,588	162,203
	CSFB 97-C2 A3 CMBS, 6.5500%, due 1/17/2035		388,938	450,332
	CSFB USA, 4.6250%, due 1/15/2008		399,624	406,311
	DaimlerChrysler, 7.2000%, due 9/1/2009		432,488	440,404
	Devon Financing Corp, 6.8750%, due 9/30/2011		384,447	391,393
	Eaton Corp, 6.9500%, due 11/15/2004		798,272	867,078
	EB Temp Inv FD 12		6,460,398	6,460,398
	Energen Corp MTN, 7.6250%, due 12/15/2010		502,075	540,117
	EOP Operating LP, 6.7500%, due 2/15/2008		611,406	656,992
	ERAC USA Fin B74144A, 8.000%, due 1/15/2011		645,750	674,922
	Exelon Corporation, 6.9500%, due 6/15/2011		340,328	368,778
	FHLB, 7.6250%, due 5/14/2010		558,582	617,965
	FHLMC, 5.6250%, due 3/15/2011		1,254,004	1,383,387
	FHLMC, 5.5000%, due 7/15/2006		1,920,245	2,032,595
	FHLMC #0302134 Cnv30, 8.0000%, due 12/1/2007		15,107	15,847
	FHLMC 1577-PH PAC, 6.3000%, due 3/15/2023		290,868	304,100
	FHLMC 1610-PM PAC, 6.2500%, due 4/15/2022		439,032	484,238

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D—UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	FHLMC 1611-F PAC, 5.7500%, due 5/15/2021		11,707	12,432
	FHLMC 1650-G PAC, 6.0000%, due 9/15/2020		26,937	27,661
	FHLMC 2142 CH PAC, 5.7500%, due 6/15/2010		379,119	402,845
	FHLMC Paydown Cash, 0.0000%, due 1/14/2003		439	439
	FHLMG #C70977 Cnv30, 6.0000%, due 9/1/2032		6,688,200	6,851,844
	FHLMG #E00677 Cnv15, 6.0000%, due 6/1/2014		269,097	292,410
	FHLMG #E49498 Cnv15, 6.5000%, due 7/1/2008		22,949	24,534
	FHLMG #E50605 Cnv15, 6.5000%, due 9/1/2008		16,059	17,190
	FHLMG #E73948 Cnv15, 6.0000%, due 12/1/2013		225,302	244,895
	FHLMG #E76690 Cnv15, 6.0000%, due 5/1/2014		91,713	99,659
	FHLMG #E77624 Cnv15, 6.5000%, due 7/1/2014		160,509	170,287
	FHLMG #E78764 Cnv15, 6.5000%, due 10/1/2014		29,011	30,542
	FHLMG #E78824 Cnv15, 6.5000%, due 10/1/2014		169,600	179,932
	FHR 1263 G BPAC, 7.5000%, due 2/15/2007		86,183	86,404
	First Mass Bank, 7.6250%, due 6/15/2011		109,707	127,853
	Florida Windstr 144A, 7.125%, due 2/25/2019		688,998	686,964
	FNMA, 6.6250%, due 9/15/2009		763,553	820,078
	FNMA, 6.6250%, due 11/15/2030		927,800	1,029,753
	FNMA, 7.2500%, due 1/15/2010		1,018,861	1,210,740
	FNMA, 5.5000%, due 3/15/2011		1,389,502	1,536,276
	FNMA, 6.0000%, due 5/15/2008		1,691,824	1,812,416
	FNMA, 5.0000%, due 1/15/2007		2,002,769	2,141,315
	FNMA, 7.1250%, due 6/15/2010		2,754,102	3,015,750
	FNMA #0017836 FHA30, 7.2500%, due 8/1/2008		59,202	61,245
	FNMA #0073257 DUS, 6.6000%, due 11/1/2005		177,950	186,784
	FNMA #0073279 DUS, 6.5000%, due 12/1/2005		140,506	149,699
	FNMA #0073980 DUS, 7.0400%, due 3/1/2007		19,842	21,300
	FNMA #0104956 Cnv30, 8.0000%, due 5/1/2013		44,923	46,129
	FNMA #0222650 Cnv30, 7.0000%, due 3/1/2005		16,868	16,876
	FNMA #0251196 Cnv15, 7.0000%, due 9/1/2012		150,901	159,775
	FNMA #0252441 Cnv20, 6.0000%, due 5/1/2019		381,382	424,542
	FNMA #0313709 DUS, 6.9000%, due 6/1/2007		209,328	237,218
	FNMA #0313832 DUS, 6.7900%, due 11/1/2007		348,999	398,651
	FNMA #0330122 Cnv15, 6.0000%, due 5/1/2009		177,837	193,591
	FNMA #0375632 DUS, 6.4300%, due 1/1/2008		24,624	26,314
	FNMA #0375647 DUS, 6.3400%, due 1/1/2008		108,266	122,093
	FNMA #0380055 DUS, 6.5200%, due 1/1/2008		90,283	105,676
	FNMA #0380056 DUS, 6.3000%, due 1/1/2008		115,809	130,936
	FNMA #0380441 DUS, 6.2500%, due 7/1/2008		502,783	594,574
	FNMA #0380476 DUS, 6.1800%, due 7/1/2008		24,412	26,213
	FNMA #0380532 DUS, 6.2100%, due 8/1/2008		459,046	542,137

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D—UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	FNMA #0380643 DUS, 6.3400%, due 9/1/2008		244,836	264,994
	FNMA #0380726 DUS, 6.1300%, due 10/1/2008		355,655	409,392
	FNMA #0381611 DUS, 6.2300%, due 1/1/2009		235,266	265,360
	FNMA #0381874 DUS, 6.7000%, due 8/1/2009		286,156	331,707
	FNMA #0382100 DUS, 7.1700%, due 12/1/2009		294,904	343,114
	FNMA #0420642 Cnv15, 7.0000%, due 10/1/2012		351,694	372,913
	FNMA #0545449 Cnv15, 6.5000%, due 2/1/2017		309,649	310,488
	FNMA #0664619 Cnv30, 5.5000%, due 10/1/2032		4,024,462	4,071,993
	FNMA #0668688 Cnv30, 6.0000%, due 11/1/2032		614,075	620,445
	FNMA #0669332 Cnv30, 6.0000%, due 11/1/2032		665,385	672,288
	FNMA #0669339 Cnv30, 6.0000%, due 11/1/2032		659,736	666,580
	FNMA #0673567 Cnv30, 6.0000%, due 11/1/2032		718,310	725,761
	FNMA #0673874 Cnv30, 6.0000%, due 11/1/2032		659,722	666,565
	FNMA #9999999 Cnv15, 6.5000%, due 1/1/2018		12,630,559	12,663,104
	FNMA #9999999 Cnv30, 6.0000%, due 1/1/2033		1,793,203	1,808,520
	FNMA 99-41 PD PAC, 6.5000%, due 8/25/2013		48,188	53,515
	Ford Motor Credit Co, 6.5000%, due 1/25/2007		1,592,352	1,581,295
	Frost National Bank, 6.8750%, due 8/1/2011		379,837	421,509
	FSAOT AU 00-1 A4, 7.4000%, due 10/17/2005		571,453	582,322
	General Elec Cap Crp, 8.7500%, due 5/21/2007		509,810	542,625
	General Elec Cap Crp, 8.6250%, due 6/15/2008		534,790	613,806
	GMAC, 6.1500%, due 4/5/2007		1,193,166	1,220,165
	GMACC 99-CTL1 A 144A, 7.1510%, due 12/15/2016		181,694	197,652
	GNMA #0007789 SF30, 8.2500%, due 4/15/2006		14,375	14,928
	GNMA #0009182 SF30, 8.2500%, due 4/15/2006		8,414	8,738
	GNMA #0022038 SF30, 8.2500%, due 5/15/2008		5,443	5,722
	GNMA #0023589 SF30, 8.2500%, due 6/15/2008		34,870	36,654
	GNMA #0024137 SF30, 8.2500%, due 6/15/2008		3,429	3,605
	GNMA #0024753 SF30, 8.2500%, due 5/15/2008		41,230	43,339
	GNMA #0024986 SF30, 8.2500%, due 4/15/2008		26,068	27,402
	GNMA #0187252 SF30, 7.5000%, due 5/15/2017		69,351	74,054
	GNMA #0199705 SF30, 7.5000%, due 4/15/2017		54,203	57,879
	GNMA #0213385 SF30, 7.5000%, due 5/15/2017		42,956	45,869
	GNMA #0216741 SF30, 7.5000%, due 4/15/2017		58,193	62,139
	GNMA #0249532 SF30, 8.5000%, due 4/15/2018		64,920	68,452
	GNMA #0322692 SF30, 7.5000%, due 10/15/2022		6,860	7,442
	GNMA #0326214 SF30, 7.5000%, due 12/15/2022		34,523	37,454
	GNMA #0330773 SF30, 7.0000%, due 10/15/2022		35,954	39,832
	GNMA #0332969 SF30, 7.0000%, due 11/15/2022		16,865	18,684
	GNMA #0354653 SF30, 7.5000%, due 9/15/2023		10,755	11,663
	GNMA #0355249 SF30, 7.5000%, due 8/15/2023		20,828	22,586

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D—UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	GNMA #0360780 SF30, 7.5000%, due 2/15/2024		193,805	201,162
	GNMA #0362121 SF30, 7.5000%, due 10/15/2023		12,061	12,907
	GNMA #0370545 SF30, 7.0000%, due 4/15/2024		15,901	16,707
	GNMA #0383244 SF30, 7.5000%, due 6/15/2024		99,514	103,292
	GNMA #0386205 SF15, 7.5000%, due 8/15/2009		4,520	4,747
	GNMA #0386361 SF30, 7.0000%, due 3/15/2024		33,500	35,198
	GNMA #0397054 SF30, 7.5000%, due 7/15/2024		10,271	10,661
	GNMA #0412173 SF30, 7.5000%, due 8/15/2025		17,257	17,772
	GNMA #0433904 SF30, 7.0000%, due 7/15/2028		4,128,319	4,241,073
	GNMA #0434429 SF15, 6.5000%, due 6/15/2014		199,496	216,594
	GNMA #0439441 SF15, 7.5000%, due 11/15/2011		46,936	49,275
	GNMA #0462428 SF15, 6.5000%, due 12/15/2012		148,801	162,089
	GNMA #0462542 SF30, 6.5000%, due 2/15/2028		1,253,184	1,261,628
	GNMA #0466049 SF30, 6.5000%, due 9/15/2028		1,000,541	1,007,434
	GNMA #0477585 SF15, 6.5000%, due 9/15/2013		39,953	43,589
	GNMA #0479989 SF30, 7.5000%, due 12/15/2029		375,234	383,352
	GNMA #0492637 SF30, 5.5000%, due 10/15/2032		252,980	256,619
	GNMA #0493395 SF15, 6.5000%, due 1/15/2014		241,882	264,068
	GNMA #0507745 SF15, 6.5000%, due 4/15/2014		171,932	186,176
	GNMA #0513006 SF15, 6.5000%, due 7/15/2014		264,679	287,708
	GNMA #0513541 SF30, 7.5000%, due 10/15/2029		415,327	425,973
	GNMA #0517231 SF30, 7.5000%, due 12/15/2029		136,009	144,750
	GNMA #0517858 SF15, 6.5000%, due 9/15/2014		167,664	182,749
	GNMA #0569009 SF30, 5.5000%, due 10/15/2032		692,200	702,157
	GNMA #0577707 SF30, 5.5000%, due 10/15/2032		426,310	432,442
	GNMA #0577764 SF30, 5.5000%, due 10/15/2032		386,712	392,275
	GNMA #0584079 SF30, 5.5000%, due 10/15/2032		760,522	771,462
	GNMA #0584091 SF30, 5.5000%, due 10/15/2032		506,626	513,913
	GNMA #0588066 SF30, 5.5000%, due 10/15/2032		554,825	562,806
	GNMA #0588092 SF30, 5.5000%, due 10/15/2032		342,473	347,399
	GNMA #0594745 SF30, 5.5000%, due 10/15/2032		418,412	424,431
	GNMA #0595034 SF30, 5.5000%, due 10/15/2032		326,139	330,830
	GNMA #0599755 SF30, 5.5000%, due 10/15/2032		400,433	406,193
	GNMA #0780373 SF30, 7.0000%, due 12/15/2023		60,057	63,147
	Goldman Sachs Group, 6.6000%, due 1/15/2012		431,320	442,240
	Harrah's Operating, 7.1250%, due 6/1/2007		383,360	418,688
	Hawaiian Elec MTN, 7.5600%, due 4/10/2006		131,317	136,566
	Household Finance, 7.0000%, due 5/15/2012		622,368	658,023
	HSBC USA, 8.3750%, due 2/15/2007		464,032	541,050
	ICI Wilmington, 6.9500%, due 9/15/2004		616,924	631,449
	Inco Ltd, 7.2000%, due 9/15/2032		298,656	300,300

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D—UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	K N Energy Inc, 6.6500%, due 3/1/2005		355,173	372,439
	Kellogg Co B, 6.6000%, due 4/1/2011		399,672	451,874
	KeySpan Corporation, 6.1500%, due 6/1/2006		501,150	548,333
	KFW Intl Finance, 8.2000%, due 6/1/2006		523,635	591,040
	Kraft Foods Inc, 5.6250%, due 11/1/2011		231,487	256,145
	LBUBS 01-C7 A5 CMBS, 6.1330%, due 12/15/2030		604,125	664,909
	LBUBS 02-C1 A4 CMBS, 6.4620%, due 3/15/2031		879,326	987,864
	Lehman Brothers Hldg, 6.6250%, due 1/18/2012		433,004	442,985
	Marsh & McLennan, 5.3750%, due 3/15/2007		796,384	858,717
	Mellon Financial Co, 6.3750%, due 2/15/2010		243,391	264,151
	MetLife SPS 144A, 7.7000%, due 11/1/2015		512,095	574,480
	Morgan JP & Co, 8.5000%, due 8/15/2003		776,708	780,698
	Morgan Stanley Dean, 6.6000%, due 4/1/2012		646,896	663,080
	Motiva Ltd 144A, 5.200%, due 9/15/2012		274,137	274,541
	MSC 99-LIFE A2 CMBS, 7.1100%, due 4/15/2033		510,238	596,976
	MSDWC 00-LIF2 A2CMBS, 7.2000%, due 10/15/2033		643,545	700,763
	MSDWC 01-TOP1 A3CMBS, 6.4600%, due 2/15/2033		340,790	380,082
	MSDWC 01-TOP3 A4CMBS, 6.3900%, due 7/15/2033		40,193	44,935
	MSDWC 01-TOP5 A4 CMB, 6.3900%, due 10/15/2035		613,828	673,894
	NASC 98-D6 A1C CMBS, 6.6900%, due 3/15/2030		615,609	686,069
	NAVOT AU 02-A A4, 4.7600%, due 4/15/2009		799,998	847,008
	News America Hldgs, 9.2500%, due 2/1/2013		781,314	825,017
	Norwest Financial, 6.1250%, due 8/1/2003		547,856	574,644
	Pacificorp MTN MBIA, 6.3750%, due 5/15/2008		505,590	555,295
	PEMEX Proj Fdg Mast, 8.5000%, due 2/15/2008		383,250	390,250
	Pharmacia Corp MTN, 6.1100%, due 2/3/2005		395,819	449,329
	Phoenix AZ Tax MBIA, 6.3000%, due 7/1/2008		515,025	567,060
	Pitney Bowes Credit, 9.2500%, due 6/15/2008		439,000	497,788
	PP&L Electric Utils, 6.2500%, due 8/15/2009		378,362	425,778
	Progress Energy Inc, 7.7500%, due 3/1/2031		558,380	566,688
	PSI Energy Inc, 6.6500%, due 6/15/2006		379,324	410,989
	Reliastar Finl Corp, 8.0000%, due 10/30/2006		747,045	865,755
	Rohm & Haas Co, 7.4000%, due 7/15/2009		256,721	276,758
	Royal Bank Scotland, 6.4000%, due 4/1/2009		549,637	615,057
	San Bernard CA Tx MB, 6.9400%, due 8/1/2009		533,770	642,252
	San Diego CA Tax AM, 6.5600%, due 8/15/2006		1,038,650	1,124,860
	Santiago Air MB 144A, 6.950%, due 7/1/2012		467,030	517,734
	Schlumberger 144A, 6.500%, due 4/15/2012		598,074	667,734
	Scholastic Corp, 7.0000%, due 12/15/2003		614,650	653,512
	Snap-On Inc, 6.2500%, due 8/15/2011		273,430	305,425
	Staples 144A, 7.3750%, due 10/1/2012		292,436	321,928
	Sun Can Fin 144A, 7.250%, due 12/15/2015		598,374	665,946
	Sunoco Inc, 7.7500%, due 9/1/2009		599,190	662,980
	Target Corporation, 7.5000%, due 8/15/2010		437,444	468,923
	Temple-Inland Inc, 7.8750%, due 5/1/2012		327,705	333,477
	Texas Utilities MBIA, 6.3750%, due 10/1/2004		499,680	529,930

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APPENDIX D—UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Tulane U LA Tx MBIA, 7.2400%, due 12/15/2007		668,928	747,192
	Tyson Foods Inc, 7.2500%, due 10/1/2006		398,780	449,350
	UnitedHealth Group, 7.5000%, due 11/15/2005		284,008	321,310
	Unsettled trades		(4,867,057)	(4,867,063)
	US Treasury Bond, 5.0000%, due 8/15/2011		804,752	877,224
	US Treasury Bond, 10.3750%, due 11/15/2009		2,027,418	2,030,105
	US Treasury Bond, 7.5000%, due 11/15/2016		2,847,375	3,138,768
	US Treasury Note, 3.2500%, due 12/31/2003		1,112,418	1,122,044
	USA Interactive 144A, 7.0000%, due 1/15/2013		400,000	412,582
	Viacom Inc, 6.6250%, due 5/15/2011		243,574	271,210
	Weyerhaeuser Co MTN, 6.4300%, due 7/12/2005		780,736	859,224
	Whitman Corp, 6.3750%, due 5/1/2009		398,800	431,191
	TOTAL UNDERLYING ASSETS		$ 126,964,623	134,344,924
	WRAPPER VALUE			(9,119,884)
	CONTRACT VALUE			$ 125,225,040

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APPENDIX E—UNDERLYING ASSETS FOR MONUMENTAL LIFE #M88TR
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	TBC INC POOLED EMP DAILY LIQUIDITY FUND		$ 676,011	$ 676,011
	MORTGAGE CAP FDG INC 6.417% 3/18/30		4,097,788	4,397,274
	RMF COML MTG PASS-TH 7.100% 11/28/27		1,625,746	1,620,039
	HOME OWNERSHIP FUNDING PFD SER 144A		6,000,000	3,727,500
	HOME OWNERSHIP FUNDING 2 PFD SER 144A		3,000,000	1,863,750
	CASH AND TEMPORARY INVESTMENTS		17,094	17,094
	TOTAL UNDERLYING ASSETS		$ 15,416,639	12,301,668
	WRAPPER VALUE			(275,641)
	CONTRACT VALUE			$ 12,026,027

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APPENDIX F—UNDERLYING ASSETS FOR STATE STREET BANK & TRUST #98036-1
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	TBC INC POOLED EMP DAILY LIQUIDITY FUND		$ 1,676,476	$ 1,676,476
	COMMERCIAL MTG 99-C1 CL A-1, 6.25%, 1/17/32		6,213,288	6,580,670
	MORGAN JP COML MTG FIN CORP, 6.533%, 1/15/30		9,504,440	9,696,921
	NATIONSLINK FDG CORP 6.001% 8/20/30		8,420,288	9,003,508
	TEMPORARY INVESTMENTS		197,929	197,929
	TOTAL UNDERLYING ASSETS		$ 26,012,421	27,155,504
	WRAPPER VALUE			(1,646,724)
	CONTRACT VALUE			$ 25,508,780

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APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	UST NOTE , 3%, due 1/31/2004		$ 540,000	$ 556,926
	UST NOTE , 3.375%, due 4/30/2004		11,555,000	11,937,013
	UST NOTE , 2.875%, due 6/30/2004		11,455,000	11,711,242
	UST NOTE , 2%, due 11/30/2004		1,490,000	1,505,091
	UST NOTE , 3.5%, due 11/15/2006		5,285,000	5,523,693
	UST NOTE , 6.125%, due 8/15/2007		7,545,000	8,852,361
	UST NOTE , 3%, due 11/15/2007		4,190,000	4,257,084
	UST NOTE , 5.625%, due 5/15/2008		1,295,000	1,478,998
	UST NOTE , 4.75%, due 11/15/2008		525,000	576,385
	UST NOTE , 5.5%, due 5/15/2009		1,465,000	1,672,665
	UST NOTE , 6%, due 8/15/2009		460,000	545,239
	UST BOND , 10.375%, due 11/15/2009		5,420,000	6,360,534
	UST NOTE , 6.5%, due 2/15/2010		420,000	512,409
	UST BOND , 12.75%, due 11/15/2010		11,890,000	15,582,248
	UST NOTE , 4%, due 11/15/2012		2,600,000	2,650,516
	UST BOND , 11.25%, due 2/15/2015		3,430,000	5,858,965
	UST BOND , 9.25%, due 2/15/2016		1,125,000	1,709,031
	SALLIE MAE , 3.375%, due 7/15/2004		7,030,000	7,349,364
	FEDERAL HOME LOAN BANK , 2.125%, due 12/15/2004		6,700,000	6,757,081
	FEDERAL HOME LOAN MORTGAGE CORPORATION , 4.5%, due 4/15/2005		1,410,000	1,435,408
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 5.5%, due 2/15/2006		11,170,000	12,464,131
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 5.5%, due 7/18/2006		1,210,000	1,266,861
	FEDERAL HOME LOAN BANK , 4.125%, due 11/15/2006		1,085,000	1,146,672
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 6.625%, due 10/15/2007		1,255,000	1,470,843
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 6%, due 5/15/2008		4,030,000	4,596,121
	FEDERAL HOME LOAN MORTGAGE CORPORATION , 5.125%, due 10/15/2008		3,720,000	4,096,239
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 5.375%, due 11/15/2011		2,620,000	2,860,852
	FEDERAL HOME LOAN MORTGAGE CORPORATION , 6%, due 5/25/2012		765,000	801,016
	CHEVRONTEXACO CORP , 8.11%, due 12/1/2004		490,000	552,299
	TCI COMMUN INC , 8%, due 8/1/2005		185,000	201,547
	SAFEWAY INC , 3.8%, due 8/15/2005		710,000	733,006
	PULTE HOMES INC , 7.3%, due 10/24/2005		375,000	406,019
	BRITISH TELECOM PLC , 7.875%, due 12/15/2005		380,000	429,871
	VIACOM INC , 6.4%, due 1/30/2006		590,000	661,800
	AMERICAN HOME PRODUCTS , 6.25%, due 3/15/2006		680,000	750,164
	WALT DISNEY CO , 6.75%, due 3/30/2006		340,000	378,516
	KELLOGG CO , 6%, due 4/1/2006		1,160,000	1,280,791
	SBC COMMUNICATIONS INC , 5.75%, due 5/2/2006		345,000	377,293
	BURLINGTON RES INC , 5.6%, due 12/1/2006		1,450,000	1,578,639
	OCCIDENTAL PETE CORP , 5.875%, due 1/15/2007		730,000	810,753
	SPRINT CAPITAL CORP , 6%, due 1/15/2007		690,000	667,690
	HARMAN INTL INDS INC , 7.125%, due 2/15/2007		210,000	229,403
	ANADARKO PETROLEUM CORP , 5.375%, due 3/1/2007		780,000	847,616
	COSTCO COMPANIES INC , 5.5%, due 3/15/2007		730,000	801,908
	WEYERHAEUSER CO , 6.125%, due 3/15/2007		620,000	675,908
	MARATHON OIL CORP , 5.375%, due 6/1/2007		735,000	777,828
	PROCTER & GAMBLE CO , 4.75%, due 6/15/2007		1,365,000	1,464,892
	HYATT EQUITIES , 6.875%, due 6/15/2007		270,000	272,275
	GENERAL MILLS INC , 3.875%, due 11/30/2007		1,190,000	1,206,485
	US AIR INC , 6.76%, due 4/15/2008		1,961,131	1,694,949
	EXXON MOBIL CORP , 6.125%, due 9/8/2008		1,280,000	1,466,874
	RAYTHEON COMPANY , 6.15%, due 11/1/2008		405,000	443,459

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APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	COMCAST CABLE COMMUNICATIONS , 6.2%, due 11/15/2008		105,000	109,299
	CHEVRONTEXACO CORP , 5.5%, due 1/15/2009		580,000	652,970
	NORFOLK SOUTHERN CORP , 6.2%, due 4/15/2009		1,230,000	1,382,506
	CONOCO , 6.35%, due 4/15/2009		790,000	897,018
	COCA COLA CO , 5.75%, due 4/30/2009		2,390,000	2,695,115
	ALBERTSONS INC , 6.95%, due 8/1/2009		285,000	325,350
	WAL-MART STORES INC , 6.875%, due 8/10/2009		1,455,000	1,740,874
	DAIMLERCHRYSLER AG , 7.2%, due 9/1/2009		1,685,000	1,895,642
	WEYERHAEUSER CO , 5.25%, due 12/15/2009		765,000	771,978
	PHILLIPS PETE CO , 8.75%, due 5/25/2010		1,020,000	1,285,608
	TARGET CORP , 7.5%, due 8/15/2010		455,000	546,293
	BRITISH TELECOM PLC , 8.375%, due 12/15/2010		480,000	577,427
	GENERAL MOTORS , 7.2%, due 1/15/2011		1,930,000	1,985,275
	COMCAST CABLE COMMUNICATIONS , 6.75%, due 1/30/2011		170,000	181,492
	SPRINT CAPITAL CORP , 7.625%, due 1/30/2011		225,000	220,946
	AT&T WIRELESS SERVICES INC , 7.875%, due 3/1/2011		1,030,000	1,051,888
	FRANCE TELECOM , 9.25%, due 3/1/2011		505,000	597,896
	COX COMMUNICATIONS , 6.75%, due 3/15/2011		290,000	316,937
	HEINZ H J CO , 6.625%, due 7/15/2011		500,000	579,499
	BURLINGTON NORTHN SANTA FE , 6.75%, due 7/15/2011		395,000	462,053
	AMERADA HESS CORP , 6.65%, due 8/15/2011		700,000	783,512
	VERIZON NEW ENGLAND INC , 6.5%, due 9/15/2011		580,000	650,759
	CONAGRA INC , 6.75%, due 9/15/2011		745,000	863,533
	DEVON ENERGY CORP , 6.875%, due 9/30/2011		285,000	323,660
	TYSON FOODS INC , 8.25%, due 10/1/2011		265,000	321,012
	KRAFT FOODS INC , 5.625%, due 11/1/2011		525,000	565,239
	AT&T CORP , 7.8%, due 11/15/2011		190,000	210,001
	HEINZ H J CO , 6%, due 3/15/2012		360,000	397,998
	VALERO ENERGY CORP , 6.875%, due 4/15/2012		685,000	725,897
	AOL TIME WARNER INC , 6.875%, due 5/1/2012		300,000	319,869
	PETRONAS CAPITAL LTD , 7%, due 5/22/2012		670,000	740,493
	HERTZ CORPORATION , 7.625%, due 6/1/2012		250,000	238,734
	VERIZON GLOBAL FDG CORP , 6.875%, due 6/15/2012		370,000	411,834
	CONOCO , 4.75%, due 10/15/2012		1,085,000	1,100,428
	GOODRICH CORP , 7.625%, due 12/15/2012		545,000	566,565
	AT&T BROADBAND CORP , 8.375%, due 3/15/2013		490,000	559,734
	ALBERTSONS INC , 7.25%, due 5/1/2013		1,160,000	1,349,583
	VIACOM INC , 8.875%, due 6/14/2014		625,000	816,001
	BOEING CO , 7.95%, due 8/15/2024		255,000	310,565
	SHOPPING CENTER ASSOCIATES , 6.75%, due 1/15/2004		1,125,000	1,200,887
	CARRAMERICA REALTY CORP , 7.2%, due 7/1/2004		1,250,000	1,364,338
	DUKE REALTY CORP , 6.875%, due 3/15/2005		725,000	784,873
	ERP OPERATING LP., 6.63%, due 4/13/2005		580,000	628,630
	HOUSEHOLD FINANCE CORP , 6.5%, due 1/24/2006		475,000	517,810
	FORD MOTOR CREDIT , 6.875%, due 2/1/2006		1,700,000	1,752,319
	FIRST UNION CORP , 7%, due 3/15/2006		365,000	416,422
	BANK OF AMERICA CORP , 7.2%, due 4/15/2006		1,010,000	1,159,086
	BOEING CAP CORP , 5.65%, due 5/15/2006		1,175,000	1,240,905
	COUNTRYWIDE HOME LOAN , 5.5%, due 8/1/2006		415,000	453,747
	WACHOVIA CORP , 4.95%, due 11/1/2006		685,000	738,800
	USAA CAPITAL CORP , 7.05%, due 11/8/2006		330,000	379,735
	WASHINGTON MUTUAL INC , 5.625%, due 1/15/2007		640,000	705,342
	JP MORGAN CHASE & CO , 5.35%, due 3/1/2007		300,000	323,662

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APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	BRE PROPERTIES , 5.95%, due 3/15/2007		575,000	614,801
	GENERAL ELECTRIC CAPITAL , 8.75%, due 5/21/2007		480,000	583,465
	WELLS FARGO COMPANY , 4.875%, due 6/12/2007		1,210,000	1,290,686
	MERRILL LYNCH & CO INC , 4%, due 11/15/2007		1,400,000	1,429,906
	CIT GROUP INC , 5.5%, due 11/30/2007		785,000	806,996
	HOUSEHOLD FINANCE CORP , 6.4%, due 6/17/2008		905,000	969,526
	FORD MOTOR CREDIT , 5.8%, due 1/12/2009		945,000	894,970
	J P MORGAN & CO , 6%, due 1/15/2009		220,000	235,038
	BANC ONE CORP , 6.375%, due 1/30/2009		450,000	509,602
	BANC ONE CORP , 6%, due 2/17/2009		670,000	742,885
	SPIEKER PROPERTIES , 7.25%, due 5/1/2009		840,000	939,576
	AVALON BAY COMMUNITIES INC , 7.5%, due 8/1/2009		845,000	978,544
	FORD MOTOR CREDIT , 7.375%, due 10/28/2009		1,245,000	1,242,568
	BANK OF AMERICA CORP , 7.8%, due 2/15/2010		1,105,000	1,348,295
	CITIGROUP , 7.25%, due 10/1/2010		2,495,000	2,918,589
	JP MORGAN CHASE & CO , 6.75%, due 2/1/2011		250,000	277,609
	MORGAN STANLEY DEAN WITTER , 6.75%, due 4/15/2011		635,000	712,953
	AMERICAN INTL GROUP IN , 6.3%, due 5/10/2011		645,000	726,318
	HOUSEHOLD FINANCE CORP , 6.75%, due 5/15/2011		1,200,000	1,295,250
	EOP OPERATING LP , 6.75%, due 2/15/2012		735,000	806,626
	JP MORGAN CHASE & CO , 6.625%, due 3/15/2012		515,000	565,432
	SEARS ROEBUCK ACCEPTANCE , 6.7%, due 4/15/2012		170,000	161,355
	CHARTER ONE BANK , 6.375%, due 5/15/2012		740,000	822,818
	CITIGROUP , 5.625%, due 8/27/2012		375,000	401,385
	GENERAL MOTORS ACCEPTANCE CORP , 6.875%, due 8/28/2012		1,830,000	1,853,367
	GOLDMAN SACHS GROUP INC , 5.7%, due 9/1/2012		1,250,000	1,325,767
	BANK OF AMERICA CORP , 4.875%, due 9/15/2012		500,000	514,195
	JP MORGAN CHASE & CO , 5.75%, due 1/2/2013		290,000	295,467
	GENERAL ELECTRIC CAPITAL , 5.45%, due 1/15/2013		2,030,000	2,111,250
	HRPT PROPERTIES TRUST , 6.5%, due 1/15/2013		335,000	344,251
	WELLS FARGO COMPANY , 5%, due 11/15/2014		670,000	682,535
	BEAR STEARNS COS INC , 5.7%, due 11/15/2014		635,000	657,275
	CORPORATE PROPERTY INVESTORS , 7.875%, due 3/15/2016		450,000	530,967
	SUNTRUST BANKS INC , 6%, due 2/15/2026		995,000	1,116,327
	ERP OPERATING LP , 7.57%, due 8/15/2026		840,000	966,124
	FIRSTENERGY CORP , 5.5%, due 11/15/2006		240,000	243,062
	VIRGINIA ELECTRIC & POWER , 5.375%, due 2/1/2007		155,000	168,027
	DUKE ENERGY FIELD SERVICES , 7.875%, due 8/16/2010		700,000	751,052
	TECO ENERGY INC , 7.2%, due 5/1/2011		880,000	767,342
	PSEG POWER , 6.95%, due 6/1/2012		225,000	226,665
	ENERGY EAST CORPORATION , 6.75%, due 6/15/2012		620,000	677,183
	KINDER MORGAN ENER PART , 6.5%, due 9/1/2012		410,000	437,207
	ALLIANT ENERGY RESOURCES , 9.75%, due 1/15/2013		525,000	530,961
	DUKE CAPITAL CORP , 6.25%, due 2/15/2013		165,000	154,155
	AFRICAN DEVELOPMENT BANK , 6.75%, due 10/1/2004		2,820,000	3,095,979
	ONTARIO PROVINCE , 7%, due 8/4/2005		1,370,000	1,572,641
	BAYERISCHE LANDESBANK , 6.375%, due 10/15/2005		1,460,000	1,630,891
	WORLD BANK , 5%, due 3/28/2006		1,845,000	2,020,269
	BRITISH COLUMBIA , 4.625%, due 10/3/2006		900,000	969,557
	QUEBEC PROVINCE , 7%, due 1/30/2007		1,555,000	1,835,088
	NEW BRUNSWICK , 3.5%, due 10/23/2007		920,000	940,637
	KOREA DEVELOPMENT BANK , 4.25%, due 11/13/2007		425,000	433,507
	UNITED MEXICAN STATES , 7.5%, due 1/14/2012		1,255,000	1,389,312
	NOVA SCOTIA , 5.75%, due 2/27/2012		470,000	525,735

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	FINANCEMENT QUEBEC , 5%, due 10/25/2012		1,480,000	1,539,195
	CAPITAL AUTO RECV ASSET TRUST 02-2 A3, 3.82%, due 7/15/2005		1,520,000	1,564,156
	CAPITAL AUTO RECV ASSET TRUST 02-3 A2A, 3.05%, due 9/15/2005		1,545,000	1,576,870
	HONDA AUTO RECEIVABLES OWNER TRUST 02-1 A3, 3.5%, due 10/17/2005		550,000	561,827
	FORD CREDIT AUTO OWNER TRUST 02-C A3, 3.38%, due 12/15/2005		660,000	676,413
	DAIMLER CHRYSLER AUTO TRUST 01-B A4, 5.32%, due 9/6/2006		1,050,000	1,116,474
	DAIMLER CHRYSLER AUTO TRUST 02-C A3, 2.56%, due 11/8/2006		1,130,000	1,143,564
	MMCA AUTOMOBILE TRUST 02-3 A3, 2.97%, due 3/15/2007		1,320,000	1,338,083
	FHLMC STRUCTURED PASS THRU SEC T-5 A6, 7.12%, due 6/1/2028		571,584	609,620
	PECO ENERGY TRANSITION TRUST 99-A A4, 5.8%, due 3/1/2007		765,000	826,566
	COMED TRANSITIONAL FUNDING TRUST 98-1 A5, 5.44%, due 3/25/2007		1,800,000	1,896,131
	CALIFORNIA INFRASTRUCTURE SCE 97-1 A6, 6.38%, due 9/25/2008		560,000	610,254
	CALIFORNIA INFRASTRUCTURE PG&E 97-1 A7, 6.42%, due 9/25/2008		450,000	489,620
	PSE&G TRANSITION FUNDING LLC 01-1 A7, 6.75%, due 6/15/2016		350,000	405,228
	FHLMC 2075 VA, 6.5%, due 9/1/2005		462,897	471,467
	FHLMC 2344 QT, 5.25%, due 8/1/2007		1,495,000	1,509,735
	FNMA 01-69 OB, 5%, due 12/1/2007		170,000	174,730
	FHLMC 2381 OB, 5%, due 2/1/2008		145,000	148,444
	FHLMC 1561 J, 6.5%, due 8/1/2008		650,000	721,185
	FHLMC 1701 PH, 6.5%, due 3/1/2009		1,197,622	1,288,504
	FHLMC 2468 UC, 4.5%, due 6/1/2009		910,000	935,133
	FNMA 02-57 QJ, 4%, due 1/1/2010		1,390,000	1,426,857
	FNMA 02-11 UA, 5%, due 6/1/2011		2,310,026	2,358,896
	FHLMC 2430 QA, 5.5%, due 7/1/2011		2,270,000	2,360,495
	FNMA 02-65 HA, 5%, due 1/1/2012		658,877	680,335
	FNMA 01-70 PG, 5.5%, due 9/1/2015		1,155,000	1,176,935
	FHLMC 2407 DB, 5.5%, due 6/1/2016		1,165,000	1,199,821
	FHLMC 2424 OJ, 5.25%, due 7/1/2016		2,635,000	2,711,674
	FHLMC 2292 QX, 5.5%, due 2/1/2017		1,261,841	1,268,885
	FHLMC 2520 PB, 5%, due 3/1/2017		720,000	757,043
	FNMA 01-51 PC, 5.25%, due 1/1/2018		1,055,000	1,072,030
	FHLMC 2091 PN, 6%, due 1/1/2018		430,000	436,405
	GE CAPITAL MORTGAGE SVCS INC 99-15 A22, 6.75%, due 8/1/2029		716,445	727,210
	FHLMC STRUCTURED PASS THRU 02-T42 A2, 5.5%, due 2/1/2042		530,000	553,672
	FHLMC POOL W10001, 6.42%, due 12/1/2005		515,000	566,648
	FNMA ACES 97-M5 C, 6.74%, due 8/25/2007		2,350,000	2,659,145
	FHLMC 2171 B, 6.279%, due 6/1/2009		1,865,000	2,104,828
	PRAT 99-1 A4 , 5.82%, due 3/8/2003		273,335	274,553
	MMCA 99-2 A3 , 7%, due 5/15/2003		1,628,849	1,647,708
	FHLMC 69 F PAC , 9%, due 6/15/2003		53,449	53,449
	RAILCAR 921A , 7.75%, due 6/1/2004		1,924,359	2,024,980
	ASSOCIATES CORP, 5.5%, due 2/15/2004		2,045,000	2,173,974
	RAIL 97-1A 144A, 6.75%, due 7/15/2006		1,380,470	1,497,781
	CCCIT 01-A8 , 4.1%, due 12/7/2004		2,165,000	2,260,022
	PRINC STRIP , 0%, due 11/15/2004		17,295,000	16,794,162
	WALT 2002-1 A3 , 2.6%, due 7/15/2005		2,375,000	2,400,782
	FNMA TBA FEB , 6%, due 8/1/2032		20,150,000	20,813,691
	CON NAT'L GAS , 7.375%, due 4/1/2005		1,475,000	1,645,860
	ADVHE 941 A1 , 6.3%, due 9/1/2003		426,219	431,930
	ALLSTATE CORP , 7.875%, due 5/1/2005		1,950,000	2,221,099
	GE CAP CORP MTN, 7.5%, due 5/15/2005		1,800,000	2,028,078
	PHILLIPS PETE , 8.5%, due 5/25/2005		4,995,000	5,763,948
	VIACOM- CBS CRP, 7.15%, due 5/20/2005		1,265,000	1,411,523
	CARAT 2002-3 A3, 3.58%, due 12/15/2005		2,230,000	2,302,009
	FNMA 98-65 A2 , 5.85%, due 9/16/2009		1,670,472	1,771,034
	FNMA 97-M7 V , 7.68103%, due 9/1/2007		1,397,585	1,539,152
	CITICORP , 6.75%, due 8/15/2005		680,000	771,412

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	WELLS FARGO & C, 7.25%, due 8/24/2005		1,900,000	2,181,383
	FICO STRIPS , 0%, due 6/6/2005		6,900,000	6,523,048
	LBMT 92-1 A , 7.8095%, due 1/10/2008		1,401,030	1,562,061
	CITIGROUP INC , 6.75%, due 12/1/2005		525,000	586,737
	BRITISH TELECOM, 7.875%, due 12/15/2005		3,720,000	4,208,341
	FORD MOTOR CRED, 6.875%, due 2/1/2006		1,000,000	1,030,396
	HOUSEHOLD FIN , 6.5%, due 1/24/2006		1,440,000	1,571,316
	UNION PACIFIC , 6.4%, due 2/1/2006		1,000,000	1,114,627
	VIACOM INC , 6.4%, due 1/30/2006		1,025,000	1,156,508
	NORTHROP GRUM , 7%, due 3/1/2006		2,210,000	2,496,200
	MORGAN STANLEY , 6.1%, due 4/15/2006		3,025,000	3,335,800
	LOCKHEED MARTIN, 7.25%, due 5/15/2006		3,050,000	3,463,691
	3M ESOP TRUST , 5.62%, due 7/15/2009		1,443,756	1,591,584
	NYNEX CORP , 9.55%, due 5/1/2010		841,876	996,243
	LASMO (USA) INC, 7.5%, due 6/30/2006		3,885,000	4,445,349
	COMED 981 A6 , 5.63%, due 6/25/2007		4,825,000	5,271,543
	IPSPT 98-1 A6 , 5.54%, due 6/25/2007		4,720,000	5,133,059
	BANK OF AMERICA, 7.125%, due 9/15/2006		2,075,000	2,410,111
	FNMA TBA FEB , 5.5%, due 8/1/2032		19,150,000	19,502,280
	UNION PACIFIC C, 6.7%, due 12/1/2006		1,650,000	1,845,662
	BURLINGTON RE , 5.6%, due 12/1/2006		2,265,000	2,464,730
	VERIZON WIRELES, 5.375%, due 12/15/2006		3,250,000	3,397,877
	FHLMC 1679E PAC, 6%, due 10/1/2007		3,250,000	3,592,549
	BELL ATL FIN , 7.6%, due 3/15/2007		805,000	941,465
	VIRGINIA E&P , 5.375%, due 2/1/2007		1,000,000	1,081,906
	COMCAST CABLE , 8.375%, due 5/1/2007		2,000,000	2,271,837
	BNI SANTA FE , 7.875%, due 4/15/2007		2,825,000	3,350,057
	5 YR FUTURE , 6%, due 3/31/2003		(4,400,000)	
	SAFEWAY INC , 4.8%, due 7/16/2007		2,100,000	2,212,833
	PENN POWER & LT, 5.875%, due 8/15/2007		2,180,000	2,454,962
	US TSY 13/08 , 12%, due 8/15/2013		8,860,000	13,303,964
	USX CORP , 6.85%, due 3/1/2008		1,975,000	2,277,297
	TIAA GLOBAL , 4.125%, due 11/15/2007		725,000	749,149
	PECO 99-A A7 , 6.13%, due 9/1/2008		2,545,000	2,908,586
	FRANK RUSSELL , 5.625%, due 1/15/2009		2,070,000	2,298,838
	QUEBEC PROV , 5.75%, due 2/15/2009		3,020,000	3,426,924
	AMERITECH EURO , 6.25%, due 5/18/2009		3,200,000	3,557,291
	CONOCO INC , 6.35%, due 4/15/2009		415,000	473,083
	FORD MOTOR CRED, 7.375%, due 10/28/2009		1,990,000	1,997,495
	GEN MOTORS , 7.75%, due 1/19/2010		3,190,000	3,450,830
	GECMC 02-1 A2 , 5.994%, due 7/1/2011		855,000	943,074
	VODAFONE , 7.75%, due 2/15/2010		3,030,000	3,650,902
	CSFB 02-CP3 A2 , 5.24%, due 2/1/2012		1,240,000	1,318,959
	AMER GEN'L FIN , 5.375%, due 9/1/2009		1,200,000	1,264,758
	JPMCC 02-C1 A2 , 4.914%, due 1/1/2012		365,000	381,587
	FICO STRIPS , 0%, due 9/7/2008		2,564,000	2,084,419
	VIACOM INC , 7.7%, due 7/30/2010		2,060,000	2,512,787
	CHEVRON ESOP , 7.327%, due 1/1/2014		3,694,767	4,303,693
	CITIGROUP INC , 7.25%, due 10/1/2010		1,140,000	1,334,192
	TEXAS EAST TRAN, 7.3%, due 12/1/2010		1,445,000	1,606,431
	MIDAMERICAN FDG, 6.75%, due 3/1/2011		3,000,000	3,378,271
	FOSTER'S BREWER, 6.875%, due 6/15/2011		1,000,000	1,142,347
	CINGULAR WIRELS, 6.5%, due 12/15/2011		1,305,000	1,407,012
	PEPCO HOLDINGS , 6.45%, due 8/15/2012		2,310,000	2,497,243
	NUCOR CORP , 4.875%, due 10/1/2012		2,600,000	2,640,502
	SPRINT CAP CORP, 6.875%, due 11/15/2028		1,065,000	882,656
	LONG BOND FUT , 6%, due 3/31/2003		(1,000,000)	

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	AOL TIME WARNER, 7.7%, due 5/1/2032		1,575,000	1,659,362
	US TRSY, 5.25%, due 2/15/2029		7,845,000	8,353,593
	FINL FUTURES MAINTENANCE ACCT 2.47% 12/31/15		1,254,011	1,254,011
	POOLED EMPL DAILY LIQ FD MKT VAL 1.22% 12/01/15		5,916,241	5,916,241
	CSFB 2002-P3A-A1 144A 1MOLIB+55 1.97% 08/25/33		2,361,576	2,361,576
	DLJ92-12-A1 ARM 6MOLIB+211.6 PMI 4.94% 12/25/22		139,743	136,681
	FH ARM 846183 1YRCMT +218 10.375 4.86% 01/01/24		684,356	688,886
	FN ARM 072163 COFI +125 13.107 T 4.86% 02/01/28		180,902	187,759
	FN ARM 112511 COFI +125 13.50T 5.51% 09/01/20		40,312	41,501
	FN ARM 291254 6MOCD +207 11.50 4.13% 08/01/24		62,678	62,978
	FN ARM 303298 1YRCMT +213 11.44 4.73% 01/01/25		324,271	324,602
	FN 361373 HYB1104 1YCMT+227 12.8 7.48% 07/01/26		657,981	679,728
	GN II ARM 008089M 01/04 10.00 6.63% 12/20/22		1,011,096	1,027,280
	GN II ARM 008913M 10/03 11.00 5.75% 07/20/26		316,752	330,129
	GN II ARM 080022M 01/04 11.00 6.63% 12/20/26		337,191	346,532
	GN II ARM 080354M 01/04 11.00 6.00% 12/20/29		1,175,458	1,177,476
	SMS 93-5D5A ARM2YRFX/1YRCMT+165 4.50% 04/25/23		71,320	73,789
	BSCMS 99-CLF1-A1 SEQW19W7.31MBIA 6.73% 05/20/03		246,117	248,776
	CHASE 1999-S1-A1 PAC WM28 WC7.14 6.10% 02/25/29		1,147,070	1,151,048
	CSFB 2002-AR2-2A1 1ML+40 1.82% 02/25/32		3,363,239	3,364,878
	FHLMC 1988-6-C BUSTD PAC REM 9.05% 06/15/19		198,283	191,039
	FNMA 1991-170 E REMIC 8.00% 12/25/06		1,425,628	1,461,293
	FHR 2458 LJ SEQ WM32 WC6.8377 6.00% 03/15/30		5,454,982	5,460,473
	HS 1994-2-A1 SEQ WM08 WC6.9479 6.50% 07/25/09		2,219,010	2,289,128
	RFMSI 1996-S9-A10 NAS W25W7.8056 7.25% 04/25/26		2,065,384	2,071,891
	FNMA PASS THRU MTG #253796 7.50% 05/01/31		526,453	542,014
	FNMA PASS THRU DWARF #253431 7.50% 09/01/15		46,801	46,995
	FNMA PASS THRU DWARF #253472 7.50% 09/01/10		369,145	371,906
	FNMA PASS THRU MTG #253584 7.50% 01/01/31		8,423	8,675
	FNMA PASS THRU MTG #441695 7.50% 09/01/28		166,859	168,015
	FNMA PASS THRU BALLOON #511545 6.50% 09/01/06		296,955	316,466
	FNMA PASS THRU BALLOON #514389 6.50% 09/01/06		159,510	169,991
	FNMA PASS THRU MTG #517827 7.50% 02/01/30		510,081	525,547
	FNMA PASS THRU MTG #523453 7.50% 12/01/29		14,579	15,021
	FNMA PASS THRU MTG #525962 7.50% 02/01/30		6,097	6,279
	FNMA PASS THRU MTG #530618 7.50% 04/01/30		40,463	41,671
	FNMA PASS THRU MTG #532364 7.50% 03/01/30		195,171	196,242
	FNMA PASS THRU MTG #535486 7.50% 09/01/30		387,247	398,810
	FNMA PASS THRU MTG #535304 7.50% 04/01/30		7,689	7,922
	FNMA PASS THRU MTG #535299 7.50% 05/01/30		348,872	359,450
	FNMA PASS THRU DWARF #535873 7.50% 03/01/16		324,624	325,967
	FNMA PASS THRU MTG #536597 7.50% 04/01/30		78,637	79,068
	FNMA PASS THRU MTG #537999 7.50% 05/01/30		16,172	16,655
	FNMA PASS THRU MTG #543121 7.50% 06/01/30		14,525	14,959
	FNMA PASS THRU MTG #545888 7.50% 08/01/32		14,982,210	15,060,024
	FNMA PASS THRU MTG #549933 7.50% 09/01/30		83,952	86,459
	FNMA PASS THRU MTG #553603 7.50% 10/01/30		81,724	84,164
	FNMA PASS THRU MTG #557532 7.50% 11/01/30		95,000	97,836
	FNMA PASS THRU MTG #558528 7.50% 11/01/30		9,198	9,472
	FNMA PASS THRU MTG #559127 7.50% 11/01/30		126,791	127,487
	FNMA PASS THRU MTG #561020 7.50% 12/01/30		295,734	304,563
	FNMA PASS THRU MTG #562574 7.50% 02/01/31		436,763	439,032
	FNMA PASS THRU DWARF #561801 7.50% 11/01/15		529,618	531,808
	FNMA PASS THRU MTG #562306 7.50% 01/01/31		443,593	456,839
	FNMA PASS THRU MTG #562322 7.50% 01/01/31		39,554	40,735
	FNMA PASS THRU MTG #562418 7.50% 01/01/31		12,140	12,502
	FNMA PASS THRU MTG #563750 7.50% 01/01/31		18,974	19,535

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	FNMA PASS THRU MTG #563843 7.50% 02/01/31		185,523	186,541
	FNMA PASS THRU MTG #566736 7.50% 01/01/31		499,113	501,852
	FNMA PASS THRU MTG #568042 7.50% 03/01/31		106,914	107,501
	FNMA PASS THRU MTG #568513 7.50% 01/01/31		482,506	485,154
	FNMA PASS THRU MTG #569585 7.50% 04/01/31		329,431	331,142
	FNMA PASS THRU MTG #569892 7.50% 02/01/31		313,811	315,533
	FNMA PASS THRU MTG #570205 7.50% 02/01/31		111,388	111,967
	FNMA PASS THRU MTG #571659 7.50% 02/01/31		168,763	170,689
	FNMA PASS THRU MTG #572350 7.50% 03/01/31		109,575	110,145
	FNMA PASS THRU MTG #574810 7.50% 03/01/31		218,447	219,581
	FNMA PASS THRU MTG #578565 7.50% 04/01/31		29,787	29,950
	FNMA PASS THRU MTG #580480 7.50% 03/01/31		1,778	1,831
	FNMA PASS THRU MTG #581178 7.50% 05/01/31		386,753	388,761
	FNMA PASS THRU MTG #583354 7.50% 05/01/31		101,426	104,455
	FNMA PASS THRU MTG #586194 7.50% 06/01/31		835,913	840,255
	FNMA PASS THRU MTG #589365 7.50% 06/01/31		856,014	860,460
	FNMA PASS THRU MTG #591182 7.50% 08/01/31		751,479	773,689
	FNMA PASS THRU MTG #592694 7.50% 06/01/31		257,875	259,214
	FNMA PASS THRU MTG #599354 7.50% 08/01/31		668,098	671,568
	FNMA PASS THRU MTG #612803 7.50% 11/01/31		523,971	526,692
	FNMA PASS THRU MTG #619659 7.50% 12/01/31		544,367	547,195
	FNMA PASS THRU DWARF #628467 7.50% 03/01/17		315,803	316,643
	FNMA PASS THRU DWARF #635940 7.50% 03/01/17		297,609	298,401
	GNMA II MULTPL SGL FAML #003001X 8.50% 11/20/30		628,490	658,920
	GNMA PASS THRU SGL FAML #394770X 8.50% 08/15/30		57,856	60,616
	GNMA PASS THRU SGL FAML #434797X 8.50% 07/15/30		250,816	262,544
	GNMA PASS THRU SGL FAML #434944X 8.50% 11/15/30		263,932	276,273
	GNMA PASS THRU SGL FAML #434951X 8.50% 11/15/30		142,386	149,178
	GNMA PASS THRU SGL FAML #434985X 8.50% 12/15/30		687,364	720,589
	GNMA PASS THRU SGL FAML #486116X 8.50% 07/15/30		1,122,411	1,176,311
	GNMA PASS THRU SGL FAML #494885X 8.50% 03/15/30		187,245	196,096
	GNMA PASS THRU SGL FAML #498620X 8.50% 05/15/30		6,924	7,252
	GNMA PASS THRU SGL FAML #498147X 8.50% 12/15/29		13,396	14,042
	GNMA PASS THRU SGL FAML #509139X 8.50% 09/15/30		252,941	265,008
	GNMA PASS THRU SGL FAML #511172X 8.50% 01/15/30		8,941	9,368
	GNMA PASS THRU SGL FAML #518467X 8.50% 09/15/29		45,655	47,813
	GNMA PASS THRU SGL FAML #517931X 8.50% 10/15/29		51,478	53,961
	GNMA PASS THRU SGL FAML #520979X 8.50% 09/15/30		181,838	190,340
	GNMA PASS THRU SGL FAML #521829X 8.50% 05/15/30		218,958	229,403
	GNMA PASS THRU SGL FAML #531197X 8.50% 06/15/30		791,924	829,953
	GNMA PASS THRU SGL FAML #531246X 8.50% 07/15/30		215,888	226,189
	GNMA PASS THRU SGL FAML #533134X 8.50% 07/15/30		105,847	110,797
	GNMA PASS THRU SGL FAML #540012X 8.50% 09/15/30		4,583	4,800
	ABN AMRO NA FIN INC* 1.75% 01/21/03		3,085,684	3,085,684
	ABN AMRO NA FIN INC* 1.31% 03/18/03		996,652	996,652
	ANZ (DELAWARE) INC DISC NT* 1.32% 03/06/03		2,691,158	2,691,158
	BP AMERICA INC DISC NT* 1.34% 03/26/03		2,688,543	2,688,543
	CBA (DE) FINANCE DISC NT* 1.23% 03/19/03		797,380	797,380
	FEDERAL HOME LOAN BANK DISC NT 1.15% 05/14/03		19,474,849	19,474,849
	F H L M C DISC NT 1.28% 03/13/03		5,780,821	5,780,821
	F H L M C DISC NT 1.27% 05/22/03		13,412,503	13,412,503
	HBOS TREASURY SERV DISC NT* 1.79% 01/21/03		6,670,018	6,670,018
	HBOS TREASURY SERV DISC NT* 1.33% 02/20/03		3,986,353	3,986,353
	LLOYDS TSB BANK PLC DISC NT 1.30% 03/11/03		2,891,308	2,891,308
	LLOYDS TSB BANK PLC DISC NT 1.30% 03/19/03		1,594,316	1,594,316
	SVENSKA HANDELSBANK DISC NT* 1.33% 01/30/03		898,737	898,737
	UBS FINANCE (DE) LLC DISC NT* 1.24% 02/18/03		6,976,900	6,976,900

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: *The Dow Chemical Company, Inc.*
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	UBS FINANCE (DE) LLC DISC NT* 1.33% 03/19/03		298,940	298,940
	BEAR STEARNS CO INC MTNB FRN 1.70% 12/01/03		1,998,680	2,001,766
	FORD MTR CR CO FRN MTN 2.19% 07/19/04		3,794,946	3,597,927
	GEN MTRS ACC CORP FRN GLOBAL 1.51% 08/18/03		3,404,695	3,465,123
	GEN MTRS ACC CORP FRN MTN 2.19% 07/21/04		3,795,402	3,680,676
	GEN MTRS ACCEPT CORP FRN MTN 2.02% 08/04/03		999,610	991,454
	MORGAN ST DEAN WITTER MTN C FRN 1.87% 08/07/03		1,897,956	1,903,059
	CNF 2001-4-A1 SEQ WM28 WC11.94 3.22% 09/01/33		2,321,101	2,331,300
	GTHIL 1998-D-A1B 1 MOLIBOR +17 1.59% 08/15/29		131,431	131,768
	HCLT 1996-2 A3 1MLIB + 42BP 1.84% 08/15/06		709,923	684,601
	PAHEL 1998-1-A FSA WRAP 1M L+22 1.64% 03/25/28		186,016	185,906
	NCSEA 2000-G 3MO LIBOR +16 1.58% 06/01/09		2,088,666	2,092,864
	CBASS 2002-CB3 A 1MOLIB+32 1.74% 06/25/32		1,734,017	1,730,831
	GE LIFE&A-STR NT PREMAT 00-9 2.06% 10/06/05		1,738,923	1,750,733
	F N M A DISC NT 1.20% 02/12/03		707,802	707,802
	U S TREASURY BILLS 1.13% 02/13/03		49,874	49,935
	U S TREASURY BILLS 1.15% 02/20/03		249,311	249,620
	FNMA GLOBAL NT (5MMM) 5.50% 03/15/11		595,242	658,698
	OVERSEAS PRIV INVEST PUT 05/06 11/30/10		3,001,500	3,123,750
	U S T STRIP PRIN(8.75% '20) 08/15/20		663,160	803,830
	U S TREASURY BOND 7.50% 11/15/16		3,937,500	3,924,141
	U S TREASURY BOND 8.88% 08/15/17		2,102,669	2,338,938
	U S TREASURY BOND 5.50% 08/15/28		767,844	864,626
	U S TREASURY INFLAT PROTECTED 3.38% 01/15/07		1,692,815	1,859,318
	U S TREASURY INFLAT PROTECT 3.62% 01/15/08		6,112,225	6,773,644
	FIN FUT US 10YR CBT 3/20/03 6.00% 03/31/03		60,848,103	62,700,547
	FN 323919 HYB0610 1YCMT+212 11.3 6.25% 08/01/29		465,665	507,880
	SAMI 1999-1-A 10:1 HYBRID +299 6.52% 06/25/29		838,589	856,317
	GSMS 2001-1285- A1 SEQ 144A 6.04% 08/15/18		975,889	992,275
	RYLAND MTG SEC IV 2-2A4 P/T REM 8.10% 06/25/23		156,688	149,570
	SBM7 1997-TZH A2 SEQ WM26 WC7.49 7.17% 03/25/25		6,892,031	7,141,810
	SASC 2001-9-5A1 WM16 WC8.246 7.50% 07/25/16		1,917,011	1,921,882
	SASC 2001-21A-1A1 WM31 WC7.102 6.25% 01/25/32		4,307,062	4,376,477
	FHA 221D4 P1/03 REILLY 91 NCP 7.43% 09/01/23		1,205,289	1,228,485
	FHA 221D4 P3/02 REILLY 2057 CP 7.46% 08/25/23		1,597,478	1,622,779
	FHA 221D4 P10/01CONST QUAR CP 7.45% 10/01/23		1,332,853	1,364,659
	FNMA TBA 5.0% FEB 15YR 5.00% 02/19/18		2,020,625	2,041,250
	FNMA TBA 5.5% JAN 15YR 5.50% 01/21/18		23,618,125	23,833,750
	FNMA TBA 6.0% JAN 15YR 6.00% 01/21/18		3,119,063	3,135,936
	GNMA I TBA 6.00% JAN 6.00% 01/22/33		511,875	520,156
	GNMA I TBA 6.5 % JAN 6.50% 01/22/33		27,137,500	27,275,612
	FNMA PASS THRU CONV #381982 7.11% 10/01/09		2,790,679	3,231,544
	GNMA PASS THRU SGL FAML #494283X 6.00% 01/15/29		422,327	464,884
	GNMA PASS THRU SGL FAML #497614X 6.00% 02/15/29		825,541	906,901
	BANK OF AMERICA CORP GLOBAL NT 4.75% 10/15/06		1,990,380	2,118,380
	CITIGROUP INC GLOBAL NT 6.00% 02/21/12		1,041,340	1,099,346
	DUKE CAPITAL CORP GLOBAL NT 7.25% 10/01/04		1,497,630	1,533,021
	FORD MTR CR CO NT 6.88% 02/01/06		1,991,620	2,004,870
	WESTDEUTSCHE LANDESBK NY NT 6.05% 01/15/09		1,695,699	1,899,767
	AT&T CORP GBL SR NT 7.80% 11/15/11		925,000	1,095,129
	CONSOLIDATED NAT GAS CO NT 7.25% 10/01/04		1,995,400	2,155,150
	DAIMLERCHRYSLER NA HLDG GLBL 7.30% 01/15/12		1,992,880	2,248,074
	KINDER MORGAN ENER PART 7.75% 03/15/32		1,989,840	2,277,240
	SPRINT CAPITAL CORP GLOBAL 6.00% 01/15/07		1,866,840	1,891,994
	TIME WARNER INC NOTE 7.75% 06/15/05		2,113,720	2,132,340
	TIME WARNER INC NT 7.98% 08/15/04		260,357	315,655
	WEYERHAEUSER CO GLOBAL NT 5.50% 03/15/05		1,997,260	2,094,720

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX G—UNDERLYING ASSETS FOR JPMORGAN CHASE BANK #433823 AND AUNION01 AND UBS AG #3065
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	ROYAL BK OF SCOTLAND PERP/CALL 9.12% 03/31/49		500,000	617,599
	BRITISH TELECOM PLC GLOBAL NT 8.38% 12/15/10		2,039,960	2,402,112
	INDIANA MICH POWER SR NT SER A 6.88% 07/01/04		1,996,560	2,084,940
	OHIO POWER CO NT 7.00% 07/01/04		1,991,560	2,088,514
	SPRINT CAPITAL CORP 8.75% 03/15/32		1,491,645	1,429,340
	VIRGINIA ELE PWR NT 5.75% 03/31/06		1,992,960	2,150,080
	FRANCE TELECOM GLOBAL 8.5 10.00% 03/01/31		1,488,660	1,831,902
	U S TREASURY INFLAT PROTECTED 3.38% 01/15/07		789,980	867,682
	UNSETTLED TRANSACTIONS			(119,202,726)
	CASH		6,169,024	6,169,025
	TOTAL UNDERLYING ASSETS		$ 828,424,139	$ 766,077,441
	UBS AG #3065 - 33 1/3% of MARKET VALUE			$ 255,359,147
	UBS AG #3065 WRAPPER VALUE			(15,798,643)
	UBS AG #3065 CONTRACT VALUE			$ 239,560,504
	JP MORGAN CHASE BANK #433823 - 33 1/3% OF MARKET VALUE			$ 255,359,147
	JP MORGAN CHASE BANK #433823 WRAPPER VALUE			(15,445,472)
	JP MORGAN CHASE BANK #433823 CONTRACT VALUE			$ 239,913,675
	JP MORGAN CHASE BANK AUNION01 33 1/3% OF MARKET VALUE			$ 255,359,147
	JP MORGAN CHASE BANK AUNION01 WRAPPER VALUE			(15,445,472)
	JP MORGAN CHASE BANK AUNION01 CONTRACT VALUE			$ 239,913,675

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX H—UNDERLYING ASSETS FOR BANK OF AMERICA NT & SA #01-095
DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	TBC INC POOLED EMP DAILY LIQUIDITY FUND		$ 891,240	$ 891,242
	ASSET SECU CORP 6.920% 2/14/29		2,454,015	2,538,919
	FHLMC SER 1629 CL HA 3.500% 12/15/21		956,615	1,173,159
	FHLMC SER 1639 6.00% 12/15/08		121,167	122,909
	FHLMC SER 1758 CL G 5.500% 10/15/09		1,445,156	1,623,501
	FHLMC SER 1921 CL J 6.500% 9/15/24		1,082,125	1,122,367
	FHLMC POOL #1B0120 6.219% 9/01/31		3,110,518	3,463,041
	FIRST UN COML MTG TRCL A-1 5.73%		3,391,303	3,781,135
	GE CAP MTG SVCS INC 6.500% 8/25/09			265,880
	MORGAN STANLEY 99-WF1 SL A1 5.91% 4/15/08		4,575,526	4,968,602
	MORTGAGE CAP FDG SER 7.154% 7/20/27		529,725	537,838
	NOMURA ASSET SECS 7.500% 5/25/24		150,313	149,728
	TOTAL UNDERLYING ASSETS		$ 18,707,703	20,638,321
	WRAPPER VALUE			(1,020,470)
	CONTRACT VALUE			$ 19,617,851

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE G, PART III—SCHEDULE OF NONEXEMPT TRANSACTIONS
DECEMBER 31, 2002

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-In-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expenses Incurred with Transaction	(h) Cost of Asset	(I) Current Value of Asset	(j) Net Gain or (Loss) on Each Transaction
The Dow Chemical Company	Plan Sponsor	see below	see below	N/A	N/A	see below	N/A	see below	N/A

A participant transferred employment from Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, to The Dow Chemical Company in January 2002. With such a transfer, the systems are manually coded to ensure that any contributions from the Dow AgroSciences' 401(k) plan for affected participants are transferred to Dow's 401(k) plan. Unfortunately, for this particpant, the system was not updated. Though the 401(k) contribution was deducted from his paycheck, it was improperly deposited into Dow AgroSciences' 401(k) plan.

The error was discovered and corrected in November 2002. The participant's 401(k) contribution of $141.10 was correctly credited to his account in Dow's 401(k) plan. Form 5330 will be remitted to the IRS by July 31, 2003, to pay the excise tax of $21.17 for prohibited transactions.

The participant's account was reconciled to reflect the correct amount that should be in his account, with appropriate earnings, on November 8, 2002.

Deloitte & Touche LLP
Suite 400
3320 Ridgecrest Drive
Midland, Michigan 48642-5859

Tel: (989) 631-2370
Fax: (989) 631-4485
www.deloitte.com

EXHIBIT 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

THE DOW CHEMICAL COMPANY:

We consent to the incorporation by reference in Registration Statement No. 333-67414 of The Dow Chemical Company on Form S-8 of our report dated June 16, 2003 appearing in this Annual Report on Form 11-K of The Dow Chemical Company Employees' Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Midland, Michigan
June 25, 2003

EXHIBIT 99(a)

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Thomas J. Block, Chairman of the Retirement Board of The Dow Chemical Company, certify that:

1. the Annual Report of The Dow Chemical Company Employees' Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Thomas J. Block
Chairman of the Retirement Board of
The Dow Chemical Company
June 27, 2003

EXHIBIT 99(b)

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Michael D. Personke, Benefits Accounting Manager of The Dow Chemical Company, certify that:

3. the Annual Report of The Dow Chemical Company Employees' Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Michael D. Personke
Benefits Accounting Manager of
The Dow Chemical Company
June 27, 2003